ARS

P.E. 12-31-03





American Mortgage Acceptance Company

2003 Annual Report



AMERICAN MORTGAGE ACCEPTANCE COMPANY ("AMAC") is a real estate investment trust ("REIT") specializing in multifamily housing finance. AMAC originates and acquires mezzanine loans, bridge loans, and government-insured first mortgages or mortgage-backed securities secured by multifamily housing properties throughout the United States.

Financial Highlights (Dollars in thousands except per share amounts)

For the Year Ended December 31,	2003	2002	2001
Total Revenues	$ 15,510	$ 10,458	$ 5,698
Net Income	$ 11,884	$ 9,660	$ 5,187
Net Income per Share (basic and diluted)	$ 1.52	$ 1.61	$ 1.35
Dividends per Share	$ 1.60	$ 1.51	$ 1.45
Weighted Average Shares Outstanding at Year End (diluted)	7,814,810	6,017,740	3,838,630





The year 2003 was a period of both growth and challenges for American Mortgage Acceptance Company ("AMAC" or the "Company"). While the Company's acquisition and origination activities were strong, having acquired and originated over $73 million of loans throughout the course of the year, AMAC was presented with some challenging issues resulting from the continued weakness in the multifamily marketplace and from some unforeseen issues within the Company's portfolio. AMAC's ability to quickly refocus and adapt its business plan in order to confront these issues is a true testament to the core strength of our Company. We are pleased to report that the Company's fast reaction to market conditions has enabled AMAC to achieve its goal of providing our shareholders with consistent returns and increased value.

Adapting to Challenges

The market-rate multifamily industry continued to be impacted by a combination of three factors during most of 2003: 1) A lack of job growth; 2) Low-cost financing for single-family homes; and 3) An oversupply of new multifamily units. These factors led to stagnant or declining net operating income ("NOI") and occupancy for multifamily properties throughout the country. While fundamentals suffered, the positive note is that the value of multifamily properties continued to increase, with capitalization rates falling to a 13-year low of 7.05% at the end of 2003. The appreciation in values boosted apartment investor total returns even in the face of declining NOI. However, AMAC was presented with the challenge of finding solid investment opportunities during 2003. AMAC responded by shifting a portion of its investment activity to first mortgage loans secured by affordable multifamily properties, while continuing to invest in bridge loans on low-income housing tax credit properties and mezzanine loans on fully stabilized market-rate properties. As a result of its investment shift, AMAC has improved its risk-adjusted return on assets.

With its revised investment strategy in place, AMAC deployed its capital wisely during the year, investing in opportunistic situations that would yield steady returns. Accordingly, over the 12 months ended December 31, 2003, AMAC acquired approximately $40.0 million in Fannie Mae certificates and originated or fully funded nine bridge loans totaling approximately $15.0 million, one mortgage loan of approximately $1.0 million, and one mezzanine loan of approximately $3.3 million. AMAC also originated approximately $16.0 million in loans through the Company's floating rate Acquisition/ Rehabilitation Bridge Loan program with Fleet National Bank.

Significantly, AMAC also diversified the sources of its income stream during 2003 through the acquisition of nine taxable revenue bonds from its affiliate, CharterMac (AMEX: CHC). The taxable revenue bonds, each of which is secured by a first mortgage position on an affordable multifamily property, were valued at approximately $7.6 million and carry a weighted average interest rate of 8.69%. With prevailing rates on multifamily first mortgage loans carrying interest rates in the 6.5% to 7.0% range, AMAC determined the risk-adjusted return on these loans to be very attractive. In addition, the investment enabled the Company to deploy its capital in fully amortizing bonds secured by properties that do not have construction risk. This investment opportunity had numerous positive attributes for AMAC, and we hope to do more of this type of business in the future.

AMAC funded a portion of its investment activity with the proceeds from its successful follow-on offering of common shares completed in April. The offering of 1,955,000 common shares of beneficial interest, at a price of $15.00 per share, was underwritten by RBC Capital Markets and JMP Securities and resulted in aggregate net proceeds of approximately $27.5 million, including the full exercise of the underwriters' over-allotment option. Following the offering, JMP Securities joined Friedman, Billings, Ramsey & Co. and RBC Capital Markets in issuing research coverage on the Company. Perhaps more importantly, the offering demonstrated the Company's continued ability to access capital in the public markets. At December 31, 2003, AMAC's total market capitalization was approximately $336.4 million, which represents an 80.5% increase over the Company's market capitalization at December 31, 2002.

Shifting Portfolio Characteristics

AMAC's assets grew from approximately $195.1 million at December 31, 2002, to approximately $327.1 million at December 31, 2003, which represents an increase of approximately 67.7%. As of year-end, the portfolio was comprised of ten Ginnie Mae certificates with a fair market value of approximately $127.6 million, 15 Fannie Mae DUS certificates with a fair market value of approximately $39.7 million, real estate with an aggregate carrying value of approximately $77.4 million, seven mezzanine loans with a carrying value of approximately $11.1 million, 13 bridge loans with a carrying value of approximately $36.0 million, nine taxable revenue bonds with a fair market value of approximately $7.6 million, three first mortgage loans with a carrying value of approximately $2.8 million, and an indirect investment in commercial mortgage-backed securities ("CMBS") through our $20.2 million investment in ARCap Investors, LLC.

Of note in the breakdown of our portfolio is an increase in the real estate owned by the Company at the end of the year. As reported in July, AMAC experienced some difficulties in the Company's loan portfolio. At that time, three of AMAC's market-rate mezzanine loans were not paying interest currently, largely due to management and ownership issues rather than the quality or marketability of the properties. With our priorities focused on preserving the principal on these loans, the Company took aggressive action to preserve our assets.

Following the efforts to secure, complete, and reposition the properties that secured AMAC's investments, the Company was subsequently able to restructure the property ownership and significantly lower property level expenses. As a result, prior to the end of 2003, AMAC was successful in transferring the titles of the three properties and providing 100% seller financing to a strong, regional owner with a substantial multifamily portfolio. Consequently, the properties are now benefiting from real estate tax abatement mandated by the new owner's not-for-profit status. AMAC has already seen positive results through these steps, as occupancy has increased and the properties have demonstrated improved performance.

We expect that the final outcome of our strategy will be the refinancing of the properties during 2004. We anticipate that doing so will allow a return of a significant portion of AMAC's invested capital, which is a credit to the tremendous experience of our dedicated staff. Following the refinancing, we ultimately foresee AMAC continuing to hold a mezzanine interest in the properties, as contemplated by the original transactions, without a loss of principal to the Company.

During 2003, AMAC continued to benefit from widening spreads between our fixed-rate loan products and our borrowing rates. Our weighted average cost of borrowings in 2003 averaged just 2.4%. At December 31, 2003, the weighted average interest rate on our Ginnie Mae Certificates and Fannie Mae DUS certificates was 6.8%, the weighted average interest rate on our mezzanine loans was 12.1%, the weighted average interest rate on our variable rate mezzanine loans was 5.8%, the weighted average interest rate on our first mortgage loans was 11.3%, the weighted average interest rate on our variable rate bridge loans was 5.5%, and the weighted average interest rate on our bridge loans, not including those bridge loans financed through the Fleet program, was 11.6%.

In an effort to preserve these beneficial spreads and minimize the Company's floating interest rate exposure, AMAC implemented a hedging strategy during 2003. In March, the Company entered into a five-year London Inter-Bank Offer Rate ("LIBOR") interest rate swap that had a notional amount of $30 million. The swap has an annual fixed interest rate payable of 3.48%. As of year-end 2003, approximately 32.4% of AMAC's current interest rate exposure was hedged.

Our Financial Results

For the year ended December 31, 2003, AMAC had total revenues of approximately $15.5 million, which represented an approximate 48.3% increase as compared to the Company's revenues of $10.5 million for the year ended December 31, 2002. Also, for the year ended December 31, 2003, AMAC had net income of approximately $11.9 million, which was an approximate 23.0% increase as compared to net income of approximately $9.7 million for the year ended December 31, 2002. On a per share basis (basic and diluted), AMAC's net income was $1.52 per share for the year ended December 31, 2003, representing a decrease of approximately 5.6% as compared to the Company's net income of $1.61 per share for the year ended December 31, 2002.

AMAC's present quarterly dividend on an annualized basis is $1.60 per share, representing an 8.9% yield on the $18.05 per share closing price on March 31, 2004.

Management Changes

In December of 2003, AMAC's Board of Trustees elected Alan P. Hirmes to the position of Chief Financial Officer, effective March 31, 2004. Mr. Hirmes, the current interim Chief Operating Officer and a member of the Board of Trustees, replaced Stuart A. Rothstein, who left AMAC to pursue other opportunities. Mr. Hirmes has 24 years of real estate finance experience, 20 of which have been with Related Capital Company ("RCC"), an affiliate of our advisor, and he has been a Certified Public Accountant in New York since 1978.

Earlier this year, AMAC's Board of Trustees also announced that Richard Rosan, President of the Urban Land Institute, and Stanley Perla, Vice President and Director of Internal Audit at Vornado Realty Trust, were named to the Board of Trustees of the Company. Messrs. Rosan and Perla have replaced Arthur Fisch and Peter Allen, who resigned voluntarily from AMAC's Board of Trustees on January 17, 2004. The resignation of Messrs. Fisch and Allen became necessary when they were deemed no longer independent following the recent acquisition of RCC, an affiliate of our advisor, by CharterMac, on whose Board they currently serve.

Looking Ahead to 2004

Recent economic indicators for 2004 seem to signify a year full of opportunity for AMAC. Most significantly, the Company has seen a number of positive recent developments in the multifamily sector, including increased multifamily loan originations. According to the Mortgage Bankers Association ("MBA"), commercial and multifamily mortgage loan originations, driven largely by fourth quarter activity, set a record during 2003, with the multifamily sector's $49.9 billion in loans representing 43% of total originations. Particularly noteworthy, the fourth quarter volume, which represented the highest level of loan originations ever recorded in MBA's quarterly survey, was $8.2 billion above third quarter 2003 volume and $7.9 billion above fourth quarter 2002 volume. The quarter-over-quarter increase was significantly impacted by a $3 billion increase in multifamily lending, providing strong momentum as we move into 2004.

Additionally, values for multifamily housing continue to remain strong, multifamily absorption rates are exceeding completions, and we expect interest rates to stay low, thereby fueling multifamily loan activity. We are also encouraged by a recent economic report predicting the creation of over two million jobs in 2004. With the multifamily industry closely correlated to the job market, we hope the future will be equally bright for multifamily lending opportunities.

As an investment, multifamily loans continue to outperform all other real estate loans. According to the Office of Thrift Supervision, as of December 31, 2003, the level of non-current multifamily loans as a percentage of all outstanding multifamily loans was just 0.13%, which compares very favorably to 1.21% for all commercial real estate loans and 0.84% for single-family loans. As a result, AMAC will continue to pursue new growth opportunities within the multifamily industry. Moving forward, we will maintain the level of service developers and owners of multifamily housing have come to expect from us, and we will continue to provide an efficient, reliable execution for our transactions. We intend to aggressively pursue and develop opportunities in the year ahead, while continuing to deliver consistent results to our investors.

Shareholders' Meeting

We invite you to join us at our annual shareholders' meeting on Wednesday, June 9, 2004, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York. Your attendance will be very much appreciated.

As always, we thank our shareholders for your support, and we look forward to reporting on AMAC's progress and achievements in the year ahead.

Sincerely,

Stuart J. Boesky
Chairman, Chief Executive Officer, and President

Financial Contents

Selected Financial Data *(Dollars in thousands except per share amounts)*

The information set forth below presents selected financial data of the Company. Additional financial information is set forth in the audited financial statements and notes thereto.

Years ended December 31,	2003	2002	2001	2000	1999
OPERATIONS					
Total revenues	$ 15,510	$ 10,458	$ 5,698	$ 7,910	$ 5,507
Total expenses	5,653	3,812	2,660	4,766	2,301
Income before other income	9,857	6,646	3,038	3,144	3,206
Total other income	2,027	3,014	2,149	174	3,054
Net income	$ 11,884	$ 9,660	$ 5,187	$ 3,318	$ 6,260
Net income per share (basic and diluted)	$ 1.52	$ 1.61	$ 1.35	$ .86	$ 1.63
Weighted average shares outstanding					
Basic	7,802,957	6,017,740	3,838,630	3,838,630	3,841,831
Diluted	7,814,810	6,017,740	3,838,630	3,838,630	3,841,931

December 31,	2003	2002	2001	2000	1999
FINANCIAL POSITION					
Total assets	$ 327,107	$ 195,063	$ 101,982	$ 70,438	$ 115,565
Repurchase facilities payable	$ 149,529	$ 87,880	$ 43,610	$ 12,656	$ 19,127
Warehouse facility payable	$ 34,935	$ 8,788	$ -	$ -	$ -
Mortgage payable on real estate owned	$ 15,993	$ -	$ -	$ -	$ -
Total liabilities	$ 206,212	$ 100,725	$ 46,703	$ 15,362	$ 58,474
Total shareholders' equity	$ 120,895	$ 94,338	$ 55,279	$ 55,076	$ 57,091
DISTRIBUTIONS					
Distributions to shareholders	$ 12,551	$ 9,626	$ 5,566	$ 5,566	$ 5,544
Distribution per share	$ 1.600	$ 1.513	$ 1.450	$ 1.450	$ 1.444

Consolidated Balance Sheets (Dollars in thousands)

	December 31, 2003	December 31, 2002
ASSETS		
Investments in debt securities – available for sale	$167,260	$114,034
Real estate owned – subject to sales contracts	51,616	-
Real estate owned – held for sale	25,802	-
Notes receivable, net	35,946	25,997
Investment in ARCap	20,240	20,240
Investments in mortgage loans, net	13,864	22,384
Revenue bonds – available for sale	7,586	-
Cash and cash equivalents	2,028	10,404
Other assets	2,765	2,004
Total assets	$327,107	$195,063
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Repurchase facilities payable	$149,529	$ 87,880
Warehouse facility payable	34,935	8,788
Mortgage payable on real estate owned	15,993	-
Interest rate derivatives	278	-
Accounts payable and accrued expenses	1,552	822
Due to Advisor and affiliates	590	690
Distributions payable	3,335	2,545
Total liabilities	206,212	100,725
Commitments and Contingencies		
Shareholders' equity:		
Shares of beneficial interest; $.10 par value; 25,000,000 shares authorized; 8,713,376 issued and 8,338,180 outstanding in 2003 and 6,738,826 issued and 6,363,630 outstanding in 2002	871	674
Treasury shares of beneficial interest; 375,196 shares	(38)	(38)
Additional paid-in capital	126,779	99,470
Deferred compensation – stock options	(29)	-
Distributions in excess of net income	(15,138)	(14,471)
Accumulated other comprehensive income	8,450	8,703
Total shareholders' equity	120,895	94,338
Total liabilities and shareholders' equity	$327,107	$195,063

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income *(Dollars in thousands except per share amounts)*

Years Ended December 31,	2003	2002	2001
Revenues:			
Interest Income:			
Debt securities	$ 8,765	$ 5,769	$ 2,294
Mortgage loans	2,597	2,050	2,773
Notes receivable	3,166	2,270	451
Revenue bonds	151	-	-
Temporary investments	55	50	73
Other income	776	319	107
Total revenues	15,510	10,458	5,698
Expenses:			
Interest	2,548	1,228	1,406
General and administrative	917	685	661
Fees to Advisor	1,812	1,520	593
Amortization and other	376	379	-
Total expenses	5,653	3,812	2,660
Other Income:			
Equity in earnings of ARCap	2,400	2,400	2,400
Net gain (loss) on sale or repayment of debt securities and land parcel	(373)	614	(251)
Total other income	2,027	3,014	2,149
Net income	$ 11,884	$ 9,660	$ 5,187
Net income per share (basic and diluted)	$ 1.52	$ 1.61	$ 1.35
Weighted average shares outstanding			
Basic	7,802,957	6,017,740	3,838,630
Diluted	7,814,810	6,017,740	3,838,630

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2003, 2002, and 2001

(Dollars in thousands)

	Shares of Beneficial Interest		Treasury Shares of Beneficial Interest		Additional Paid-In Capital	Deferred Compensation Stock Options	Distributions in Excess of Net Income	Comprehensive Income	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount						
Balance at January 2001	4,213,826	$ 421	(375,196)	$ (38)	$ 68,841		$ (14,126)		$ (22)	$ 55,076
Comprehensive income:										
Net income							5,187	$ 5,187		5,187
Other comprehensive income:										
Net unrealized holding gain arising during the period								582	582	582
Comprehensive income								$ 5,769		
Distributions							(5,566)			(5,566)
Balance at December 31, 2001	4,213,826	421	(375,196)	(38)	68,841		(14,505)		560	55,279
Comprehensive income:										
Net income							9,660	$ 9,660		9,660
Other comprehensive income:										
Unrealized holding gain arising during the period								8,757		
Less: reclassification adjustment for gain included in net income								(614)		
Total other comprehensive gain								8,143	8,143	8,143
Comprehensive income								$ 17,803		
Issuance of common shares	2,525,000	253			30,629					30,882
Distributions							(9,626)			(9,626)
Balance at December 31, 2002	6,738,826	674	(375,196)	(38)	99,470		(14,471)		8,703	94,338
Comprehensive income:										
Net income							11,884	$ 11,884		11,884
Other comprehensive income:										
Net unrealized loss on interest rate derivatives								(278)		
Unrealized holding gain arising during the period								(348)		
Plus: reclassification adjustment for loss included in net income								373		
Total other comprehensive income								(253)	(253)	(253)
Comprehensive income								$ 11,631		
Issuance of stock options					51	$ (51)				
Deferred compensation costs						22				22
Common shares issued	1,974,550	197			27,258					27,455
Distributions							(12,551)			(12,551)
Balance at December 31, 2003	8,713,376	$ 871	(375,196)	$ (38)	$ 126,779	$ (29)	$ (15,138)		$ 8,450	$ 120,895

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

Years Ended December 31,	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 11,884	$ 9,660	$ 5,187
Adjustments to reconcile net income to net cash provided by operating activities:			
Net loss (gain) on sale or repayment of debt securities and land parcel	373	(614)	251
Equity in earnings of ARCap, in excess of distributions received	-	6	(204)
Amortization – deferred financing costs	170	6	113
Amortization – deferred compensation costs	22	-	-
Amortization – loan premium and origination costs and fees	(518)	(89)	40
Accretion of discount on debt securities	157	23	(22)
Changes in operating assets and liabilities:			
Accrued interest receivable	(936)	(599)	111
Other assets	8	743	(410)
Due to (from) Advisor and affiliates	(100)	359	(638)
Accounts payable and accrued expenses	91	(586)	1,069
Accrued interest payable	639	39	(6)
Net cash provided by operating activities	11,790	8,948	5,491
Cash flows from investing activities:			
Net proceeds from sale of land	37	-	-
Funding of mortgage loans	(4,053)	(4,711)	(24,813)
Repayment of mortgage loans	9,463	-	9,245
Purchase of mortgage loans	(46,627)	46	85
Funding of notes receivable	(23,906)	(22,307)	(9,959)
Repayment of notes receivable	5,746	7,683	-
Loan origination fees (net of acquisition expenses) on mortgage loans	187	169	152
Principal repayments of debt securities	8,539	526	346
Investment in debt securities	(62,290)	(55,768)	(6,506)
Additions to real estate owned	(3,166)	-	-
Investment in revenue bonds	(7,586)	-	-
Net cash used in investing activities	(123,656)	(74,362)	(31,450)
Cash flows from financing activities:			
Proceeds from repurchase facilities payable	115,818	100,750	62,030
Proceeds from warehouse facility payable	26,147	8,788	-
Repayments of repurchase facilities payable	(54,169)	(56,480)	(31,076)
Increase in deferred financing costs	-	(669)	(43)
Distributions paid to shareholders	(11,761)	(8,471)	(5,566)
Issuance of common shares	27,455	30,882	-
Net cash provided by financing activities	103,490	74,800	25,345

(Continued on next page)

Consolidated Statements of Cash Flows - *Continued* (Dollars in thousands)

Years Ended December 31,	2003	2002	2001
Net increase (decrease) in cash and cash equivalents	(8,376)	9,386	(614)
Cash and cash equivalents at the beginning of the year	10,404	1,018	1,632
Cash and cash equivalents at the end of the year	$ 2,028	$ 10,404	$ 1,018
Supplemental information:			
Interest paid	$ 2,546	$ 1,163	$ 1,412
Conversion of mortgage loans to debt securities			
Increases in debt securities			$37,444
Decrease in mortgage loans			(37,444)
			$ -
Conversion of mortgage loans to real estate owned:			
Increase in real estate owned	$ 72,748		
Decrease in mortgage loans	(49,808)		
Decrease in notes receivable	(6,947)		
Increase in mortgage loan on real estate	(15,993)		
	$ -		

See accompanying notes to consolidated financial statements.

Note 1 - General

American Mortgage Acceptance Company (the "Company") was formed on June 11, 1991 as a Massachusetts business trust. The Company elected to be treated as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

The Company's business plan focuses on originating and acquiring mortgages secured by multifamily properties, which may take the form of government insured first mortgages, insured mortgage pass-through certificates or insured mortgage backed securities, and uninsured mezzanine loans, construction loans, and bridge loans. Additionally, the Company has indirectly invested in subordinate commercial mortgage-backed securities and may invest in other real estate assets, including non-multifamily mortgages. The Company also issues guarantees of construction and permanent financing and makes standby loan commitments.

The Company is governed by a board of trustees comprised of three independent trustees and two non-independent trustees who are affiliated with CharterMac, an American Stock Exchange listed company. The Company has engaged Related AMI Associates, Inc. (the "Advisor"), an affiliate of CharterMac, to manage its day-to-day affairs. The Advisor has subcontracted with Related Capital Company ("Related"), a subsidiary of CharterMac, to provide the services contemplated. Through the Advisor, Related offers the Company a core group of experienced staff and executive management providing the Company with services on both a full and part-time basis. These services include, among other things, acquisition, financial, accounting, tax, capital markets, asset monitoring, portfolio management, investor relations and public relations services.

Effective November 17, 2003, CharterMac, an affiliate of the Advisor, acquired Related, which included the Advisor. This acquisition did not affect the Company's day-to-day operations or the services provided to the Company by the Advisor. Ownership of the Advisor was transferred to CharterMac, but management of the Advisor remained unchanged as the principals of Related who managed the Advisor became executive officers of CharterMac and remain executive officers of the Advisor.

The consolidated financial statements include the accounts of the Company and three wholly-owned subsidiaries which it controls: AMAC Repo Seller, LLC, AMAC/FM Corporation ("AMAC/FM") and AMAC Credit Facility, LLC. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, the "Company" as hereinafter used, refers to American Mortgage Acceptance Company and its subsidiaries.

Effective October 2003, the Company dissolved AMAC/FM due to the assignment of all rights and obligations under the Fannie Mae loan program to PW Funding Inc. (see Note 15). AMAC/FM was formed to manage this program.

Note 2 - Significant Accounting Policies

a) Basis of Presentation

The consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Investments in Mortgage Loans and Notes Receivable

Mortgage loans and notes receivable are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees.

The Company's mezzanine investments bear interest at fixed or variable rates, but certain of these investments also include provisions that allow the Company to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. At the inception of each such investment, Company management must determine whether such investment should be accounted for as a loan, joint venture or as real estate, using the guidance contained in the Third Notice to Practitioners issued by the American Institute of Certified Public Accountants ("AICPA"). Although the accounting methodology does not affect the Company's cash flows from these investments, this determination affects the balance sheet classification of the investments as well as the classification, timing and amounts of reported earnings.

Accounting for the investment as real estate is required if the Company expects that the amount of profit, whether called interest or another name, such as an equity kicker, that it expects to receive above a reasonable amount of interest and fees, is over 50 percent of the property's total expected residual profit. If a mezzanine investment were to be accounted for as an investment in real estate, the Company's balance sheet would show the underlying property and its related senior debt (if such debt was not also held by the Company), and the income statement would include the property's rental revenues, operating expenses and depreciation.

If the Company expects that it will receive less than 50 percent of the property's residual profit, then loan or joint venture accounting is applied. Loan accounting is appropriate if the borrower has a substantial equity investment in the property, if the Company has recourse to substantial assets of the borrower, if the property is generating sufficient cash flow to service normal loan amortization, or if certain other conditions are met. Under loan accounting, the Company recognizes interest income as earned and additional interest from participations as received. Joint venture accounting would require that the Company only record its share of the net income from the underlying property.

Company management must exercise judgment in making the required accounting determinations. For each mezzanine arrangement, the Company projects total cash flows over the loan's term and the Company's share in those cash flows, and considers the borrower's equity, the contractual cap, if any, on total yield to the Company over the term of the loan, market yields on comparable loans, borrower guarantees, and other factors in making its assessment of the proper accounting. To date, the Company has determined that all mezzanine investments are properly accounted for as loans.

The Company accounts for its investments in mortgage loans and notes receivable under the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). Under SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires lenders to measure impaired loans based on: (i) the present value of expected future cash flows discounted at the loans' effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral if the loan is collateral-dependent. The Company's portfolio of mortgage loans and notes is periodically evaluated for possible impairment to establish appropriate loan loss reserves, if necessary. If, in the judgment of Company management, it is determined that is probable that the Company will not receive all contractually required payments when they are due, the loan or note would be deemed impaired, and a loan loss reserve established.

c) Investments in Debt Securities

The Company accounts for its investments in GNMA and FNMA DUS certificates under the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

At the date of acquisition, the Company elected to designate its GNMA and FNMA DUS certificates as available-for-sale debt securities. Available-for-sale securities are carried at fair value with net unrealized gain (loss) reported as a separate component of other comprehensive income until realized. The Company uses third party quoted market prices as its primary source of valuation information. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income using the effective yield method. Realized gains and losses on securities are included in earnings and are recorded on the trade date and calculated as the difference between the amount of cash received and the amortized cost of the specific GNMA and FNMA DUS certificate, including unamortized discounts or premiums.

d) Investments in Revenue Bonds

The Company accounts for its investments in revenue bonds as available-for-sale debt securities under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, the revenue bonds are carried at their estimated fair values, with unrealized gains and losses reported in other comprehensive income.

In most cases, the Company has a right to require redemption of the revenue bonds prior to their maturity, although it can and may elect to hold them up to their maturity dates unless otherwise modified. As such, SFAS 115 requires the Company to classify these investments as "available-for-sale." Accordingly, investments in revenue bonds are carried at their estimated fair values, with unrealized gains and losses reported in other comprehensive income.

If, in the judgment of the Advisor, it is determined probable that the Company will not receive all contractual payments required, when they are due, the bond is deemed impaired and is written down to its then estimated fair value, with the amount of the write-down accounted for as a realized loss.

Because Revenue Bonds have a limited market, the Company estimates fair value for each bond as the present value of its expected cash flows using a discount rate for comparable investments. This process is based upon projections of future economic events affecting the real estate collateralizing the bonds, such as property occupancy rates, rental rates, operating cost inflation, market capitalization rates and upon determination of an appropriate market rate of interest, all of which are based on good faith estimates and assumptions developed by the Advisor. Changes in market conditions and circumstances may occur which would cause these estimates and assumptions to change; therefore, actual results may vary from the estimates and the variance may be material.

e) Real Estate Owned

Real estate owned consists of properties that the Company took possession of by exercising its rights under subordinated promissory notes and other documents. In some cases, the Company also purchased the first mortgage loans on the properties before foreclosing on the real estate collateral. The Company records these properties at the lower of fair value of the real estate, less estimated disposal costs, or the carrying amount of the loan. The determination of fair value of the real estate is based on independent appraisals. When the foreclosure process is complete and the property is owned by the Company, the net income or loss from operations of the property is included in other income. It is the Company's intent to sell those properties in the near term. Accordingly, real estate owned is not depreciated.

f) Investment in ARCap
The Company's preferred equity investment in ARCap Investors, LLC ("ARCap") is accounted for using the equity method because the Company has the ability to exercise significant influence, but not control, over ARCap's operating and financial policies.

g) Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and temporary investments in short-term instruments with original maturity dates equal to or less than three months.

h) Loan Origination Costs and Fees
Acquisition fees and other direct expenses incurred for activities performed to originate mortgage loans have been capitalized and are included in Investment in Mortgage Loans in the balance sheets, net of any fees received from borrowers for loan originations. Loan origination costs and fees are being amortized to interest income using the effective yield method over the lives of the respective mortgages.

i) Revenue Recognition
The Company derives its revenues from a variety of investments and guarantees, summarized as follows:

Interest Income from Mortgage Loans and Notes Receivable – Interest on mortgage loans and notes receivable is recognized on the accrual basis as it becomes due. Deferred loan origination costs and fees are amortized over the life of the applicable loan as an adjustment to interest income, using the interest method. Interest which was accrued is reversed out of income if deemed to be uncollectible. Certain mortgage loans (mezzanine investments) contain provisions that allow the Company to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. This income is recognized when received.

Interest Income on Debt Securities – Interest on GNMA and FNMA DUS certificates is recognized on the accrual basis as it becomes due. Interest income also includes the amortization or accretion of premiums and discounts arising at the purchase date, using the effective yield method.

Interest Income on Temporary Investments – Interest income from temporary investments, such as cash in banks and short-term instruments, is recognized on the accrual basis as it becomes due.

Interest Income on Revenue Bonds – Interest income from revenue bonds is recognized on the accrual basis as it becomes due.

Equity in Earnings of ARCap – The Company's equity in the earnings of ARCap Investors, LLC ("ARCap") is accrued at the Company's preferred dividend rate of 12%, unless ARCap does not have earnings and cash flows adequate to meet this dividend requirement.

Income from Real Estate Owned – Income or loss from the operations of real estate owned is accrued monthly and included, net, in other income.

Standby Loan Commitment Fees – The Company receives fees for issuing standby loan commitments. If the Company does not expect to fund the commitment, the commitment fee is recognized in other income, ratably over the commitment period. If it is determined that it is possible or probable that a commitment will be exercised, such fees are deferred and, if the commitment is exercised, amortized over the life of the loan as an adjustment to interest income or, if the commitment expires unexercised, recognized as other income upon expiration of the commitment.

Stabilization Guarantee and Loan Administration Fees – The Company receives fees from borrowers for guaranteeing construction loans made by third-party lenders. The Company guarantees the loan during the period between construction completion and funding of the permanent loan. These fees are received in advance and are deferred and amortized into other income over the guarantee period. The Company also receives loan administration fees on these guaranteed loans, on a monthly basis during the guarantee period. These fees are recognized in other income as they become due.

Loss Sharing/Guarantee Fees – The Company received loss sharing/guarantee fees related to the FNMA DUS program (see Note 15). These fees were received monthly and recognized in other income as they become due.

j) Repurchase Facilities Payable
The Company finances its investments in GNMA and FNMA DUS certificates using repurchase facilities. Under such facilities, the certificates are sold to a counterparty under an agreement requiring the Company to repurchase such certificates for a fixed price on a fixed date, generally 30 days from sale date. These transactions are accounted for as collateralized borrowings. Accordingly, the certificates remain on the Company's consolidated balance sheet, with the proceeds from the sales included on the consolidated balance sheet as "Repurchase Facilities Payable". The difference between the sales proceeds and the fixed repurchase price is recorded as interest expense ratably over the period between the sale and repurchase.

k) Fair Value of Financial Instruments
As described above, the Company's debt securities, revenue bonds, and interest rate derivatives are carried at estimated fair values. The Company has determined that the fair value of its remaining financial instruments, including its mortgage loans and cash and cash equivalents, notes receivable, and secured borrowings approximate their carrying values at December 31, 2003 and 2002. The fair value of investments in mortgage loans, revenue bonds, notes receivable, and GNMA and FNMA DUS certificates are based on actual market price quotes or by determining the present value of the projected future cash flows using appropriate discount rates,

credit losses and prepayment assumptions. Other financial instruments carry interest rates which are deemed to approximate market rates.

l) Interest Rate Derivative
The Company accounts for its interest rate swap agreement under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Standards No. 133". At the inception, the Company designated this interest rate swap as a cash flow hedge on the variable interest payments in its floating rate financing. Accordingly, the interest rate swap is recorded at fair market value each accounting period, with changes in market value being recorded in other comprehensive income to the extent the hedge is effective in achieving offsetting cash flows. This hedge has been highly effective, so there has been no ineffectiveness included in earnings. Net amounts receivable or payable under the swap agreement are recorded as adjustments to interest expense.

m) Income Taxes
The Company has qualified as a REIT under the Code. A REIT is generally not subject to federal income tax on that portion of its REIT taxable income ("Taxable Income") which is distributed to its shareholders provided that at least 90% of Taxable Income is distributed and provided that such income meets certain other conditions. Accordingly, no provision for federal income taxes is required. The Company may be subject to state taxes in certain jurisdictions.

During 2003, the Company declared distributions of $1.60 per share. For federal income tax purposes, the Company's distribution totaled $1.60, all of which was reported as ordinary income to shareholders for 2003.

n) Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income," requires the Company to classify items of "other comprehensive income", such as unrealized gains and losses on its investment in GNMA and FNMA DUS certificates, revenue bonds and interest rate derivatives by their nature in the financial statements and display the accumulated balance of other comprehensive income (loss) separately from shareholders' equity in the shareholders' equity section of the balance sheets. In accordance with SFAS No. 130, cumulative unrealized gains and losses on such instruments are classified as accumulated other comprehensive income in shareholders' equity and current period unrealized gains and losses are included as a component of comprehensive income.

o) Segment Information
SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", requires enterprises to report certain financial and descriptive information about their reportable operating segments, and certain enterprise-wide disclosures regarding products and services, geographic areas and major customers. The Company is an investor in mortgage products and operates in only one reportable segment. The Company's chief operating decision maker, its president and chief executive officer makes asset allocation decisions between various real estate lending activities as opportunities are brought to the Company through its relationship with the Advisor. Each potential investment is evaluated for its potential return on investment and risks. The Company does not have or rely upon any major customers. All of the Company's investments are secured by real estate properties located in the United States; accordingly, all of its revenues were derived from U.S. operations.

p) New Accounting Pronouncements
In April 2002, the FASB issued Statement No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 among other things, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and accordingly, the reporting of gains and losses from the early extinguishments of debt as extraordinary items will only be required if they meet the specific criteria for extraordinary items included in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations". The rescission of SFAS No. 4 became effective January 1, 2003. The implementation of this statement did not have an impact on the Company's consolidated financial statements.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 became effective January 1, 2003. The implementation of this statement did not have an impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure provisions of this Interpretation are included in Note 14. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and

Disclosure, an amendment of FASB Statement No. 123". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Because the Company accounts for its share options using the fair value method, implementation of this statement did not have an impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was amended and interpreted through issuance of FIN 46 (R) in December of 2003. This Interpretation clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has determined that it has no variable interests in variable interest entities requiring consolidation under FIN 46 or FIN 46 (R).

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of this statement did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The implementation of this statement on July 1, 2003 did not have an impact on the Company's consolidated financial statements.

q) Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

Note 3 - Investments in Debt Securities – Available for Sale

Information relating to debt securities owned by the Company as of December 31, 2003 is as follows:
(Dollars in thousands)

Name	Certificate Number	Date Purchased/ Final Payment Date	Stated Interest Rate	Amortized Cost at Dec. 31, 2003	Unrealized Gain (Loss) at Dec. 31, 2003	Balance at Dec. 31, 2003	Interest Income Earned Applicable to the Year Ended Dec. 31, 2003
GNMA Certificates							
Western Manor [1]	355540	7/27/94 3/15/29	7.125%	$ 2,457	$ (22)	$ 2,435	$ 193
Copper Commons [2]	382486	7/28/94 8/15/29	8.500%	-	-	-	17
SunCoast Capital Group, Ltd. [1]	G002412	6/23/97 4/20/27	7.000%	232	11	243	25
Elmhurst Village [1]	549391	6/28/01 1/15/42	7.745%	21,594	3,329	24,923	1,675
Reserve at Autumn Creek [1][3]	448748	6/28/01 1/15/42	7.745%	15,962	-	15,962	1,238
Casitas at Montecito [4]	519289	3/11/02 10/15/42	7.300%	-	-	-	70
Village at Marshfield [1]	519281	3/11/02 1/15/42	7.475%	21,371	1,082	22,453	1,439
Cantera Crossing [1]	532663	3/28/02 6/1/29	6.500%	6,419	747	7,166	395
Filmore Park [1]	536740	3/28/02 10/15/42	6.700%	1,432	152	1,584	85
Northbrooke [1]	548972	5/24/02 8/1/43	7.080%	14,018	1,824	15,842	905
Ellington Plaza [1]	585494	7/26/02 6/1/44	6.835%	27,447	2,420	29,867	1,175
Burlington [1]	595515	11/1/02 4/15/31	5.900%	6,814	288	7,102	397

Note 3 Continued on next page

Note 3 continued from previous page

Name	Certificate Number	Date Purchased/ Final Payment Date	Stated Interest Rate	Amortized Cost at Dec. 31, 2003	Unrealized Gain (Loss) at Dec. 31, 2003	Balance at Dec. 31, 2003	Interest Income Earned Applicable to the Year Ended Dec. 31, 2003
FNMA DUS Certificates							
Cambridge [1]	385971	4/11/03 3/1/33	5.560%	3,665	(83)	3,582	142
Bayforest [1]	381974	4/21/03 10/1/28	7.430%	4,305	(61)	4,244	178
Coventry Place [1]	384920	5/9/03 3/1/32	6.480%	791	(24)	767	28
Rancho de Cieto [1]	385229	5/13/03 9/1/17	6.330%	2,608	(78)	2,530	79
Elmwood Gardens [1]	386113	5/15/03 5/1/33	5.350%	5,545	(145)	5,400	182
30 West [1]	380751	5/27/03 10/1/16	6.080%	1,362	(89)	1,273	37
Jackson Park [1]	386139	5/30/03 6/1/18	5.150%	2,777	(44)	2,733	82
Courtwood [1]	386274	6/26/03 6/1/33	4.690%	1,765	(147)	1,618	42
Sultana [1]	386259	6/30/03 6/1/23	4.650%	4,104	(293)	3,811	96
Buena [1]	386273	6/30/03 6/1/33	4.825%	3,053	(245)	2,808	71
Allegro [1]	386324	6/30/03 7/1/33	5.380%	2,574	(42)	2,532	69
Village West [1]	386243	6/30/03 6/1/21	4.910%	786	(41)	745	19
Westwood/Monterey [1]	386421	9/15/03 8/1/33	5.090%	2,720	80	2,800	46
Euclid [1]	386446	9/15/03 8/1/33	5.310%	2,374	55	2,429	40
Edgewood [1]	386458	9/15/03 9/1/33	5.370%	2,358	53	2,411	40
Total				$158,533	$8,727	$167,260	$8,765

(1) These GNMA and FNMA DUS certificates are partially or wholly-pledged as collateral for borrowings under the repurchase facility (see Note 9).

(2) This GNMA certificate was repaid in April 2003 at par. There was no gain or loss recognized.

(3) In January 2004, the Company received proceeds in the approximate amount of $14.5 million from HUD in relation to the paydown of the Reserve at Autumn Creek GNMA certificate. This paydown approximated 90% of the total outstanding balance of the underlying mortgage loan, which was the initial payment pursuant to the FHA insurance claim made by the Company when the borrower missed debt service payments. The remaining balance of approximately $1.5 million is expected to be received in the second quarter 2004, from the remaining amounts of the insurance and potentially the guarantee from GNMA.

(4) This GNMA certificate was repaid in March 2003 at par. As a result of the repayment, the Company realized a loss of approximately $391,000 due to the unamortized balance of the premium that was recorded when the GNMA certificate had been purchased.

The amortized cost, unrealized gain and fair value for the investment in debt securities at December 31, 2003 and 2002 were as follows:

(Dollars in thousands)

December 31,	2003	2002
Amortized cost	$158,533	$105,331
Net unrealized gain	8,727	8,703
Fair value	$167,260	$114,034

For the year ended December 31, 2003, there were gross unrealized gains and losses of approximately $10,040,000 and approximately $1,313,000 respectively, on debt securities. For the year ended December 31, 2002, there were gross unrealized gains and losses of approximately $8,730,000 and approximately $27,000, respectively, on debt securities.

Due to the complexity of the GNMA and FNMA DUS structure and the uncertainty of future economic events and other factors that affect interest rates and mortgage prepayments, it is not possible to predict the effect of future events upon the yield to maturity or the market value of the debt securities upon any sale or other disposition or whether the Company, if it chose to, would be able to reinvest proceeds from prepayments at favorable rates relative to the coupon rate.

The fair value and gross unrealized losses of the Company's debt securities aggregated by length of time that individual debt securities have been in a continuous unrealized loss position, at December 31, 2003, is summarized in the table below:

(Dollars in thousands)

	Less than 12 Months	12 Months or More	Total
Fair value	$34,480	-	$34,480
Gross unrealized loss	$ 1,313	-	$ 1,313

Of the Company's portfolio of debt securities, 13 are in an unrealized loss position at December 31, 2003. All of these securities have been in an unrealized position for less than one year. These unrealized losses are as a result of increases in interest rates subsequent to the acquisition of these securities. All of the debt securities are performing according to their terms. Accordingly, the Company has concluded that these impairments are not other than temporary.

Note 4 - Investments in Mortgage Loans

Information relating to the Company's investments in mortgage loans as of December 31, 2003 is as follows:
(Dollars in thousands)

Property	Description	Final Maturity Date	Call Date [A]	Interest Rate	Lifetime Interest Cap [C]	Share of Excess Operating Cash Flows	Share of Excess Sale or Refinancing Proceeds	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages [D]	Unamortized Costs and Fees	Carrying Amount of Mortgages [E]	Interest Earned Applicable to the Year Ended 12/31/03
First Mortgage Loans:													
Stony Brook II, East Haven, CT	125 Units	6/37	12/06	7.625%	N/A	N/A	N/A	(F)	-	$ -	$ -	$ -	$ 497
Sunset Gardens, Eagle Pass, TX	60 Units	6/04	N/A	11.50%	N/A	N/A	N/A	(G)	-	1,479	-	1,479	182
Alexandrine [H], Detroit, MI	30 Units	12/03	N/A	11.00%	N/A	N/A	N/A	(G)	-	342	-	342	38
Desert View [I], Coolidge, AZ	45 Units	5/04	N/A	11.00%	N/A	N/A	N/A	(G)	-	960	-	960	69
Subtotal First Mortgage Loans										2,781	-	2,781	786
Mezzanine Loans [J]:													
Stabilized Properties													
Stony Brook II, East Haven, CT	125 Units	6/37	12/06	15.33% (B)	16%	40%	35%	(F)	-	-	-	-	527
Plaza at San Jacinto (K), Houston, TX	132 Units	1/43	6/11	11.40% (B)	16%	50%	50%	(G)	-	-	-	-	39
Subtotal Stabilized Properties										-	-	-	566
Properties in Lease-Up													
The Hollows [L], Greenville, NC	184 Units	1/42	1/12	10.00% (B)	16%	50%	25%	(G)	$ 8,880	1,549	(133)	1,416	174
Elmhurst Village [M] [N], Oveido, FL	313 Units	1/42	3/19	10.00% (B)	16%	50%	25%	(G)	21,594	2,874	(391)	2,483	320
The Reserve at Autumn Creek [K] [M] [N], Friendswood, TX	212 Units	1/42	9/14	10.00% (B)	16%	50%	25%	(G)	15,993	-	-	-	36
Club at Brazos [L] [O], Rosenberg, TX	200 Units	5/43	4/13	10.00% (B)	14%	50%	25%	(G)	13,342	1,962	(75)	1,887	200
Northbrooke [M] [N], Harris County, TX	240 Units	8/43	7/13	11.50% (B)	14%	50%	50%	(G)	13,871	1,500	(133)	1,367	177
Subtotal Properties in Lease-Up										7,885	(732)	7,153	907
Properties in Construction/Rehabilitation													
Del Mar Villas, Dallas, TX	260 Units	4/04	N/A	LIBOR + 4.625%	(P)	N/A	N/A	(G)	5,554	765	-	765	46
Mountain Valley, Dallas, TX	312 Units	11/04	N/A	LIBOR + 4.750%	(P)	N/A	N/A	(G)	6,306	776	-	776	47
Villas at Highpoint, Lewisville, TX	304 Units	4/33	TBD	14.57%	N/A	N/A	N/A	(G)	18,800	2,574	(185)	2,389	245
Subtotal Properties in Construction/Rehabilitation										4,115	(185)	3,930	338
Subtotal Mezzanine Loans										12,000	(917)	11,083	1,811
Total Mortgage Loans										$14,781	$(917)	$13,864	$2,597

(A) Loans are subject to mandatory prepayment at the option of the Company ten years after construction completion, with one year's notice. Loans with a call date of "TBD" are still under construction.

(B) Interest on the mezzanine loans is based on a fixed percentage of the unpaid principal balance of the related first mortgage loans. The amount shown is the approximate effective rate earned on the balance of the mezzanine loan. The mezzanine loans also provide for payments of additional interest based on a percentage of cash flow remaining after debt service and par-ticipation in sale or refinancing proceeds and certain provisions that cap the Company's total yield, including additional inter-est and participations, over the term of the loan.

(C) Lifetime interest cap represents the maximum annual return, including interest, fees and participations, that can be earned by the Company over the life of the mezzanine loan, computed as a percentage of the balance of the first mortgage loan plus the mezzanine loan.

(D) As of December 31, 2003, all interest payments on the mortgage loans are current, except as noted.

(E) Carrying amounts of the loans are net of unamortized origination costs and fees and loan discounts.

(F) The Stonybrook II first mortgage loan and mezzanine loan were repaid in January 2003.

(G) Interest only payments are due monthly, with loan balance due at maturity.

(H) The first mortgage loan, which matured in December 2003, did not pay off the outstanding balance at the maturity date, which caused the loan to be in default. The Company is currently in the process of determining the necessary steps needed to be taken to protect its investment. The Company has obtained an independent appraisal for the property underlying the mortgage. The appraisal indicates that the value of the property exceeds the carrying amount of the first mortgage loan on the property. Accordingly, the Company has not recorded an allowance for probable losses on this loan.

(I) Loan purchased in April 2003 in connection with the performance under a guarantee made by the Company.

(J) The principal balance of the mezzanine loans is secured by the partnership interests of the entity that owns the underlying property and a third mortgage deed of trust. Interest payments on the mezzanine loans are secured by a second mortgage deed of trust and are guaranteed for the first 36 months after construction completion by an entity related to the general partner of the entity that owns the underlying property.

(K) These mezzanine loans have been reclassified to real estate owned – see Note 7.

(L) The Company does not have an interest in the first lien position relating to this mezzanine loan.

(M) The Company has an interest in the first lien position relating to this mezzanine loan.

(N) The first mortgage loans related to these properties were converted from participations in FHA loans to ownership of the GNMA certificates and are held by the Company – see Note 3.

(O) The funding of this mezzanine loan is based on property level operational achievements.

(P) Interest cap on these loans is the maximum rate permitted by law.

Further information relating to investments in mortgage loans for the years ended December 31, 2003, 2002 and 2001 is as follows:
(Dollars in thousands)

	2003	2002	2001
Reconciliation of mortgage loans:			
Balance at beginning of period	$22,384	$17,799	$31,829
Advances made during the period	4,053	4,711	24,813
Conversion of mortgage loans to GNMA certificates	-	-	(37,444)
Conversion of mortgage loans to real estate owned	(3,181)	-	-
Loan origination fees (net of acquisition expenses)	(187)	(169)	(152)
Proceeds from repayment of mortgage loans	(9,463)	-	(9,245)
Periodic principal payments of mortgage loans	-	(46)	(85)
Consolidation of previously unconsolidated subsidiary	-	-	8,374
Excess(deficiency) of proceeds over carrying value of mortgage loans	-	-	(251)
Amortization and accretion - net	258	89	(40)
Investments in mortgage loans – Balance at December 31,	$13,864	$22,384	$17,799

■ Note 5 - Investment in ARCap

The Company owns 800,000 preferred equity units of ARCap, with a face amount of $25 per unit, representing a 7.41% ownership and voting interest. The preferred equity units are convertible, at the Company's option, into ARCap common units. If converted into common units, the conversion price is equivalent to $25 per unit, subject to certain adjustments. Also, if not already converted, for a period of sixty days following the fifth anniversary of the first closing date, which will be August 4, 2005, the preferred equity units are convertible, at the Company's option, into a three-year note bearing interest at 12% that would be junior to all of ARCap's then existing indebtedness. The preferred equity units are also redeemable, at the option of ARCap, up until the fifth anniversary of the first closing date.

Through the Company's convertible preferred membership interests in ARCap, it has a substantial indirect investment in commercial mortgage backed securities ("CMBS") owned by ARCap. ARCap was formed in January 1999 by REMICap, an experienced CMBS investment manager, and Apollo Real Estate Investors, the real estate arm of one of the country's largest private equity investors. As of December 31, 2003, ARCap had approximately $1.1 billion in assets, including investments of approximately $1.0 billion of CMBS. Multifamily properties underlie approximately one-third of ARCap's CMBS.

The Company's equity in the earnings of ARCap will generally be equal to the preferred equity rate of 12%, unless ARCap does not have earnings and cash flows adequate to meet this distribution requirement. ARCap has met its distribution requirements to the Company to date. Yields on CMBS depend, among other things, on the rate and timing of principal payments, the pass-through rate, interest rate fluctuations and defaults on the underlying mortgages.

The Company's interest in ARCap is illiquid and the Company would need to obtain the consent of the board of managers of ARCap before it could transfer its interest in ARCap to any party other than a current member. The carrying amount of the investment in ARCap is not necessarily representative of the amount the Company would receive upon a sale of the interest.

ARCap has shifted its focus to CMBS fund management, whereby ARCap manages CMBS investment funds raised from third-party investors. ARCap is generally a minority investor in these funds. ARCap thereby diversifies its revenue base by increasing its proportion of revenue derived from fees as opposed to interest income.

Summarized information for ARCap as of December 31, 2003 and 2002, and the years then ended is as follows:

(Dollars in millions)

	2003	2002
Investment securities – available for sale	$ 739	$ –
Investment securities – trading	282	799
Other assets	29	24
Total assets	$ 1,050	$ 823
Repurchase agreements and long-term debt	$ 625	$ 392
Other liabilities	215	206
Members' equity	210	225
Total liabilities and equity	$ 1,050	$ 823
Total revenues	$ 115	$ 96
Total expenses	99	65
Net income	$ 16	$ 31

Note 6 - Bridge Loans/Notes Receivable

The Company's notes receivable are collateralized by equity interests in the owner of the underlying property and consist of the following as of December 31, 2003:
(Dollars in thousands)

Property	Location	Outstanding Principal Balance	Unamortized Fee	Carrying Amount	Remaining Committed Balance to Fund [1]	Interest Rate	Maturity
Parwood [2]	Long Beach, CA	$ 2,683	$ 2	$ 2,681	$ 567	11.00%	January 2004
Noble Towers [2][3]	Oakland, CA	3,581	30	3,551	3,719	9.75%.	July 2005
Clark's Crossing [2]	Laredo, TX	1,074	–	1,074	–	12.00%	April 2004
Desert View [2]	Coolidge, AZ	20	–	20	–	11.00%	May 2004
Valley View [2]	North Little Rock, AR	400	–	400	–	12.00%	July 2004
Georgia King [2]	Newark, NJ	1,495	25	1,470	5	11.50%	May 2004
Reserve at Thornton [2]	Thornton, CO	260	9	251	690	11.00%	August 2006
Concord at Gessner Land	Houston, TX	188	–	188	–	8.00%	December 2008
Del Mar Villas [4]	Dallas, TX	5,554	8	5,546	–	LIBOR + 4.625% [5]	April 2004
Mountain Valley [4]	Dallas, TX	6,306	30	6,276	–	LIBOR + 4.750% [5]	November 2004
Baywoods [4]	Antioch, CA	10,990	40	10,950	–	LIBOR + 4.000% [5]	March 2005
Oaks of Baytown [4]	Baytown, TX	2,337	16	2,321	1,488	LIBOR + 4.500% [5]	August 2005
Quay Point [4]	Houston, TX	1,223	5	1,218	–	LIBOR + 3.600% [5]	August 2005
Total		$36,111	$165	$35,946	$6,469		

(1) Funded on an as needed basis.
(2) These loans are to limited partnerships who are affiliated with the Advisor (see Note 11).
(3) Affiliate of the Advisor has provided a full guarantee on the payment of principal and interest due on this note.
(4) Pledged as collateral in connection with warehouse facility with Fleet National Bank (see Note 10).
(5) 30-day LIBOR at December 31, 2003 was 1.12%.

Note 7 - Real Estate Owned

The Company foreclosed on several mortgage loans and notes receivable during 2003. The Company's real estate owned at December 31, 2003 consisted of the following:

(Dollars in thousands)

	Number of Units	Location	Carrying Value as of December 31, 2003
Real estate owned - subject to sales contracts			
Concord at Little York [1]	276	Houston, TX	$16,274
Concord at Gessner [2]	288	Houston, TX	17,194
Concord at Gulfgate [3]	288	Houston, TX	18,148
Total real estate owned – subject to sales contracts	852		$51,616
Real estate owned - held for sale			
Reserve at Autumn Creek [5]	212	Friendswood, TX	$17,924
Plaza at San Jacinto [4]	132	La Porte, TX	7,878
Total real estate owned – held for sale	344		$25,802

(1) The property underlying the note receivable secured by the Concord at Little York partnership interests missed required debt service payments beginning with the May 2003 payment, causing the note to be in default. The Company stopped accruing interest on the note receivable. During July 2003, the Company exercised its rights under the subordinated promissory note and other documents to take possession of the real estate collateral of the Concord at Little York property. The Company had provided a $3.5 million mezzanine loan to the owner of the property in February 2002. The Company paid an additional approximate amount of $11.7 million to purchase the first mortgage loan on the property. On August 4, 2003, the Company acquired the real estate of the property at a foreclosure auction. Based on an independent appraisal, the Company concluded that the fair value of the property, less expected disposal costs, was in excess of the carrying amounts of the loans. As such, the Company believes that no reserve for impairment is necessary at this time. On October 27, 2003, the Company sold the property for approximately $16.4 million to a qualified 501(c)(3) entity, which qualifies for a real estate tax abatement. In order to expedite the closings and ensure the 501(c)(3) entity would receive the real estate tax abatement prior to January 1, 2004, the Company provided 100% financing to the 501(c)(3) entity via a bridge loan, which matures in April 2005. The 501(c)(3) entity will pay the Company 100% of the property's cash flow until the property is fully leased, stabilized, and permanent financing is in place. The Company is working with the 501(c)(3) entity to obtain third party permanent financing for the property. If there is a gap between the permanent mortgage amount and the bridge loan, the Company intends to provide mezzanine financing. Due to the fact that the Company provided 100% financing to the buyer, this transaction did not constitute a sale in accordance with GAAP. Therefore, the Company continues to classify the property as real estate owned on the consolidated balance sheet. Income from operations of the property in the approximate amount of $162,000 is recorded in other income on the 2003 consolidated statement of income.

(2) The property underlying the note receivable secured by the Concord at Gessner partnership interests missed required debt service payments beginning with the May 2003 payment, causing the note to be in default. The Company stopped accruing interest on the note receivable. During July 2003, the Company exercised its rights under the subordinated promissory note and other documents to take possession of the real estate collateral of the Concord at Gessner property. The Company had provided a $1.5 million mezzanine loan to the owner of the property in March 2003. The Company paid an additional approximate amount of $14.2 million to purchase the first mortgage loan on the property. On August 4, 2003, the Company acquired the real estate of the property at a foreclosure auction. Based on an independent appraisal, the Company concluded that the fair value of the property, less expected disposal costs, was in excess of the carrying amounts of the loans. As such, the Company believes that no reserve for impairment is necessary at this time. On October 27, 2003, the Company sold the property

for approximately $17.5 million to a qualified 501(c)(3) entity, which qualifies for a real estate tax abatement. In order to expedite the closings and ensure the 501(c)(3) entity would receive the real estate tax abatement prior to January 1, 2004, the Company provided 100% financing to the 501(c)(3) entity via a bridge loan, which matures in April 2005. The 501(c)(3) entity will pay the Company 100% of the property's cash flow until the property is fully leased, stabilized, and permanent financing is in place. The Company is working with the 501(c)(3) entity to obtain third party permanent financing for the property. If there is a gap between the permanent mortgage amount and the bridge loan, the Company intends to provide mezzanine financing. Due to the fact that the Company provided 100% financing to the buyer, this transaction did not constitute a sale in accordance with GAAP. Therefore, the Company continues to classify the property as real estate owned on the consolidated balance sheet. Income from operations of the property in the approximate amount of $111,000 is recorded in other income on the 2003 consolidated statement of income. The Company is funding additional costs to complete the construction of the property. These costs, estimated to be approximately $1.5 million, of which approximately $1.4 million has been funded through December 31, 2003, are capitalized to real estate owned.

In connection with the foreclosure of the Concord at Gessner property, the Company acquired a land parcel which it subsequently sold to an unrelated third party. The sales price of the land was approximately $224,000, net of closing costs. The Company provided seller financing, in the form of a bridge note, to the buyer, in the approximate amount of $187,000. The Company allocated approximately $206,000 of cost basis to the land parcel resulting from the Concord at Gessner foreclosure and recognized a gain on the sale of approximately $18,000.

(3) *The property underlying the note receivable secured by the Concord at Gulfgate partnership interests missed required debt service payments beginning with the May 2003 payment, causing the note to be in default. The Company stopped accruing interest on the note receivable. During December 2003, the Company exercised its rights under the subordinated promissory note and other documents to take possession of the real estate collateral of the Concord at Gulfgate property. The Company had provided a $3.5 million mezzanine loan to the owner of the property in May 2002. The Company paid an additional approximate amount of $14.1 million to purchase the first mortgage loan on the property. On December 2, 2003, the Company acquired the real estate of the property at a foreclosure auction. Based on independent appraisal, the Company concluded that the fair value of the property, less expected disposal costs, was in excess of the carrying amounts of the loans. As such, the Company believes that no reserve for impairment is necessary at this time. On December 9, 2003, the Company sold the property for approximately $18.1 million to a qualified 501(c)(3) entity, which qualifies for a real estate tax abatement. In order to expedite the closings and ensure the 501(c)(3) entity would receive the real estate tax abatement prior to January 1, 2004, the Company provided 100% financing to the 501(c)(3) entity via a bridge loan, which matures in April 2005. The 501(c)(3) entity will pay the Company 100% of the property's cash flow until the property is fully leased, stabilized, and permanent financing is in place. The Company is working with the 501(c)(3) entity to obtain third party permanent financing for the property. If there is a gap between the permanent mortgage amount and the bridge loan, the Company intends to provide mezzanine financing. Due to the fact that the Company provided 100% financing to buyer, this transaction did not constitute a sale in accordance with GAAP. Therefore, the Company continues to classify the property as real estate owned on the consolidated balance sheet. Income from operations of the property in the approximate amount of $187,000 is recorded in other income on the 2003 consolidated statement of income.*

(4) *On March 7, 2003, the Company exercised its rights under the subordinated promissory note and other documents to take possession of the real estate collateral of the Plaza at San Jacinto. The Company had provided a $1.2 million mezzanine loan to the owner of the Plaza at San Jacinto on May 24, 2001; this loan was in default. The Company paid an additional approximate amount of $6.7 million to purchase the first mortgage loan on the property. On May 6, 2003, the Company acquired the real estate at a foreclosure auction. Based on an independent appraisal, the Company concluded that the value of the property, less estimated disposal costs, exceeds the amount paid for the first mortgage loan and the carrying amount of the mezzanine loan. As such, the Company believes that no reserve for impairment is necessary at this time. However, there can be no assurance that the Company will be able to sell this property for an amount greater than or equal to its appraised value. The Company has reclassified its investment in the Plaza at San Jacinto mezzanine loan, as well as the balance of the first mortgage, purchased during the first quarter, to real estate owned on the consolidated balance sheet and ceased accrual of interest. Income from operations of the property, in the approximate amount of $152,000, is recorded as other income on the 2003 consolidated statement of income. The property is held for sale and is not being depreciated. The Company also incurred approximately $88,000 of costs to effect this foreclosure, which are included in amortization and other expenses. The Company is currently focused on increasing the occupancy and the operating income generated from the property. As operations begin to improve, the property will be marketed for sale.*

(5) *Certain required debt service payments have been missed, causing the Reserve at Autumn Creek mezzanine loan to be in default. As of May 2003, the Company stopped accruing income on the mezzanine loan. During October 2003, the Company exercised its rights*

under the subordinated promissory note and other documents to take possession of the real estate collateral of the Reserve at Autumn Creek property, subject to the first mortgage loan. The first mortgage loan, in the approximate amount of $15,993,000, bears interest at a fixed rate of 8% per annum and matures January 2042. The Company has obtained an independent appraisal for the property underlying the mezzanine loan. The appraisal indicates that the value of the property, less estimated disposal costs, exceeds the value of the first mortgage outstanding on the property and the Company's mezzanine loan outstanding. As such, the Company believes that no reserve for impairment is necessary at this time. The Company has reclassified its investment in the Reserve at Autumn Creek to real estate owned on the consolidated balance sheet. The Company has incurred approximately $56,000 of costs to effect this foreclosure, which are included in amortization and other expenses.

Note 8 - Taxable Revenue Bonds

During October 2003, the Company purchased nine taxable revenue bonds at a discount (99% of par) from CharterMac in the amount of $7.6 million. The nine taxable revenue bonds, each of which is secured by a first mortgage position, held by CharterMac, on a multifamily property, carry a weighted average interest rate of 8.69%. The price paid was determined by an independent third party valuation of the taxable revenue bonds. This transaction was approved by the Company's Board of Trustees. The Company's estimate of each revenue bond's fair value was equal to its amortized cost of December 31, 2003.

Note 9 - Repurchase Facilities

The Company has a repurchase facility with Nomura Securities International Inc. ("Nomura"), which enables the Company to borrow up to 97% of the fair market value of GNMA and FNMA DUS Certificates owned by the Company. Interest on borrowings are at 30-day LIBOR plus 0.02%. As of December 31, 2003 and December 31, 2002, the amounts outstanding under this facility were $149.5 and $87.9 million, respectively, and weighted average interest rates were 1.56% and 1.47%, respectively. Deferred costs relating to the Nomura facility have been fully amortized. All amounts outstanding at December 31, 2003, had 30-day settlement terms.

During March 2003, upon management's analysis of the interest rate environment and the costs and risks of such strategies, the Company entered into an interest rate swap in order to hedge against increases in the floating interest rate on its repurchase facility. On March 25, 2003, the Company entered into a five-year interest rate swap agreement with Fleet National Bank ("Fleet") whereby the Company has agreed to pay Fleet a fixed 3.48% on a notional amount of $30 million. In return, Fleet will pay the Company a floating rate equivalent to the 30-day LIBOR rate on the same notional amount. This effectively fixes $30 million of the Company's secured borrowings at 3.48%, protecting the Company in the event the 30-day LIBOR rate rises.

In January 2004, Nomura notified the Company that it intended to terminate the repurchase facility. Nomura agreed to allow the Company time to find a replacement repurchase facility, while reducing the amount the Company could borrow under the existing facility to 93% of the fair market value of the collateral certificates. In February 2004, the Company executed repurchase agreements with three counterparties, Greenwich Capital, Bear Stearns, and RBC Capital Markets, which provides the Company with the capacity to completely terminate the facility with Nomura. Terms of the three newly executed agreements offer advance rates between 94% and 97% and borrowing rates between the LIBOR plus 2 basis points and LIBOR plus 10 basis points. The borrowings are subject to 30-day settlement terms. In the first week of March 2004, the Company executed multiple transactions whereby the repurchase transactions outstanding with Nomura were transferred to the three new trading partners.

Note 10 - Warehouse Facilities

In October 2002, the Company entered into a mortgage warehouse line of credit with Fleet National Bank (the "Fleet Warehouse Facility") in the amount of up to $40 million. Under the terms of the Fleet Warehouse Facility, Fleet will advance up to 83% of the total loan package, to be used to fund notes receivable, which the Company will make to its customers for the acquisition/refinancing and minor renovation of existing, lender-approved multifamily properties. This facility, which matures April 2006, bears interest at a rate of 30, 60, 90 or 180-day LIBOR + 200 basis points, or prime, at the discretion of the Company, payable monthly on the total amounts advanced. Principal is due upon the earlier of refinance or sale of the underlying project or upon maturity. The Company pays a fee of 12.5 basis points, paid quarterly, on any unused portion of the facility. From time to time, the Company will use this facility to finance real estate owned. As of December 31, 2003 and December 31, 2002, the Company had approximately $34.9 and $8.8 million, respectively, in borrowings outstanding under this program.

Included in the $34.9 million of outstanding borrowings under this program at December 31, 2003 was $14 million borrowed by the Company to repay an intercompany loan from CharterMac (see Note 11).

■ Note 11 - Related Party Transactions

Pursuant to the amended Advisory Agreement between the Company and the Advisor, the Advisor receives certain fees, in addition to reimbursements of certain administrative and other costs incurred by the Advisor on behalf of the Company, for its ongoing management and operations of the Company:

Fees/Compensation	Annual Amount	
I. Asset management fees	.355%	for investments in mortgage loans
	.355%	for certain investment grade investments
	.750%	for certain non-investment grade investments
	1.000%	for unrated investments
	.625%	for investments held prior to the adoption of the amended Advisory Agreement between the Company and the Advisor dated April 6, 1999.
II. Annual incentive fees	A)	25% of the dollar amount by which

(1) (a) funds from operations (before the annual incentive fee) per share (based on the weighted average number of shares outstanding), plus

(b) gains (or minus losses) from debt restructuring and sales of property per share (based on the weighted average number of shares outstanding), exceed

(2) an amount equal to the greater of:

(a) (i) the weighted average of (x) $20 (the price per share in the Company's initial public offering) and (y) the prices per share of any secondary offerings by the Company multiplied by

(ii) the ten year U.S. Treasury Rate plus 2% per annum; and;

(b) $1.45 multiplied by the weighted average number of shares outstanding during such year.

During September 2003, the Company and its Advisor have agreed to amend its management agreement regarding the payment of an incentive management fee to the Advisor. Under the terms of the amended agreement, there is no change to the calculation of the incentive management fee. However, the incentive management fee is only earned by the Advisor if the Company attains $1.60 in GAAP earnings per share for the calendar year. Based on the amendment to the agreement and the Company's 2003 earnings per share of $1.52, the Company has not incurred an incentive management fee in 2003.

In addition, with respect to new mortgage loans acquired by the Company, the Advisor will receive origination points paid by borrowers equal to up to 1% of the principal amount of each mortgage loan and the Company will receive origination points paid by borrowers in excess of 1%.

During 2002, the Company made an agreement with the Advisor, whereby the Advisor waived approximately $71,000 in net fees and expense reimbursements, in light of higher than usual expenses related to the origination of investments that were never completed.

During 2003, the Advisor agreed to waive approximately $67,000 in asset management fees relating to additional work the Advisor performed on certain properties owned by the Company which were acquired as the result of the Company foreclosing on troubled loans. As the Advisor was paid a fee at the time the loans were originated, the Advisor agreed to waive certain additional fees to which it was entitled.

The costs incurred to related parties for the years ended December 31, 2003, 2002 and 2001 were as follows:

(Dollars in thousands)

Years Ended December 31,	2003	2002	2001
Expense reimbursement	$ 725	$ 447	$345
Asset management fees	1,087	838	248
Incentive management fee	-	235	-
	$1,812	$1,520	$593

Some of the Company's notes receivable (see Note 6), the stabilization loan guarantees and standby loan commitments (Note 15) are to limited partnerships in which the general partner is an unaffiliated third party and the limited partner is itself a limited partnership in which an affiliate of Related is the general partner.

The Noble Towers notes receivable is guaranteed by an affiliate of the Advisor (see Note 6).

In September 2003, the Company entered into a letter of agreement with PW Funding Inc. ("PWF"), a subsidiary of CharterMac, each of which are affiliates of the Advisor, under which the Company transferred and assigned all of its rights and obligations to the two loans it originated under this program to PWF. There was no payment made or received by the Company in connection with this transfer. CharterMac has agreed to guarantee PWF's performance with regard to this program, which in turn, allowed for the release of approximately $8.3 million in collateral pledged by the Company to secure its obligations under the loan program. In turn, the Company indemnified PWF against any losses to Fannie Mae on the loans and indemnified CharterMac against any obligation under its guaranty. The maximum aggregate exposure to the Company under this agreement is approximately $7.5 million. However, the Company believes that it will not be called upon to fund any of these guarantees and, accordingly, that the fair value of the guarantees is insignificant.

During October 2003, the Company purchased nine taxable revenue bonds from CharterMac (see Note 8).

On October 15, 2003, the Company funded a bridge loan to Related Capital Guaranteed Corporate Partners II, L.P. Series A, an affiliate of the Advisor, in the approximate amount of $1.3 million. The Company received a fee of $10,000 for funding the loan. The loan was repaid on October 31, 2003.

In December 2003, the Company borrowed approximately $11.3 million from CharterMac in order to aid in the purchase of the Concord at Gulfgate first mortgage in the total amount of $14.1 million. CharterMac charged the Company interest at an annual rate of 3.17% on the borrowings, which was based on LIBOR plus 2%, which is the same rate paid by the Company on its Fleet Warehouse Facility. Shortly thereafter, the Company received a loan from Fleet on the warehouse facility in the amount of $14 million, the proceeds of which were used to repay the loan to CharterMac.

Note 12 - Earnings per Share

Basic net income per share in the amount of $1.52, $1.61 and $1.35 for the years ended December 31, 2003, 2002 and 2001, respectively, equals net income for the periods ($11,884,383, $9,659,362 and $5,187,064, respectively), divided by the weighted average number of shares outstanding for the periods (7,802,957, 6,017,740 and 3,838,630, respectively).

Diluted net income per share is calculated using the weighted average number of shares outstanding during the period plus the additional dilutive effect of common share equivalents. The dilutive effect of outstanding share options is calculated using the treasury stock method.

Diluted net income per share in the amount of $1.52, $1.61 and $1.35 for the years ended December 31, 2003, 2002 and 2001, respectively, equals net income for the periods ($11,884,383, $9,659,362 and $5,187,064, respectively), divided by the weighted average number of shares outstanding for the periods (7,814,810, 6,017,740 and 3,838,630, respectively).

Note 13 - Capital Shares

On February 25, 2002, the Company completed a public offering of 2.5 million common shares at a price of $13.00 per share. The net proceeds from this offering, approximately $30.9 million, net of underwriter's discount and expenses, were used to fund investments.

On April 23, 2003, the Company completed a public offering of 1,955,000 common shares at a price of $15.00 per share, resulting in proceeds, net of underwriters' discount and expenses, of approximately $27.5 million. The net proceeds from this offering have been used to fund investment activity.

The Company applies the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its share options issued to non-employees. Accordingly, compensation cost is accrued based on the estimated fair value of the options issued, and amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to the Company until the vesting date, the Company estimates the fair value of the non-employee options at each period-end up to the vesting date, and adjusts expensed amounts accordingly. The fair value of each option grant is estimated using the Black-Scholes option-pricing model.

In April 2003, in accordance with the Incentive Share Option Plan, the Company's Compensation Committee granted 190,000 options to employees of Related at an exercise price of $15.03, which was the market price of the Company's common shares at the grant date. These options vest equally, in thirds, in April 2004, 2005 and 2006 and expire in 10 years. These options were dilutive for the year ended December 31, 2003, and were taken into account in the calculation of diluted earnings per share. At December 31, 2003, these options had a fair value of $51,300 based on the Black-Scholes pricing model, using the following assumptions: dividend yield of 9.63%, estimated volatility of 16%, risk free interest rate of 4.27% and expected lives of 9.41 years. The Company recorded compensation cost of $22,675, reflected in general and administrative expenses for the year ended December 31, 2003, relating to these options. No options were exercised or forfeited during 2003.

In August 2003, the Company's Board of Trustees approved a share repurchase plan for the Company. The plan enables the Company to repurchase, from time to time, up to 1,000,000 common shares. The repurchases will be made in the open market, and the timing will be dependent on the availability of shares and other market conditions. No repurchases have been made at December 31, 2003.

Note 14 - Selected Quarterly Financial Data

2003 Quarter Ended
(Dollars in thousands except per share amounts)
(unaudited)

	March 31	June 30	September 30	December 31
Revenues:				
Interest income:				
Debt securities	$ 1,872	$ 1,980	$ 2,364	$ 2,549
Mortgage loans	1,407	356	418	416
Notes receivable	918	878	721	649
Revenue bonds	-	-	-	151
Temporary investments	8	7	37	3
Other income	28	82	70	596
Total revenues	4,233	3,303	3,610	4,364
Expenses:				
Interest	407	643	693	805
General and administrative	243	182	152	340
Fees to Advisor	443	456	468	445
Amortization and other	157	49	121	49
Total expenses	1,250	1,330	1,434	1,639
Other income:				
Equity in earnings of ARCap	600	600	600	600
Net gain (loss) on sale or repayment of debt securities and land parcel	(391)	-	-	18
Total other income	209	600	600	618
Net income	$ 3,192	$ 2,573	$ 2,776	$ 3,343
Net income per share (basic and diluted)	$ 0.50	$ 0.32	$ 0.33	$ 0.40
Weighted average shares outstanding				
Basic	6,363,630	8,144,259	8,338,180	8,338,180
Diluted	6,363,630	8,158,524	8,346,866	8,350,807

2002 Quarter Ended
(Dollars in thousands except per share amounts)
(unaudited)

	March 31	June 30	September 30	December 31
Revenues:				
Interest income:				
Debt securities	$ 1,084	$ 1,370	$ 1,548	$ 1,767
Mortgage loans	401	609	536	504
Notes receivable	487	627	548	608
Temporary investments	11	13	16	10
Other income	60	76	67	116
Total revenues	2,043	2,695	2,715	3,005
Expenses:				
Interest	272	307	290	359
General and administrative	121	164	119	281
Fees to Advisor	357	371	318	474
Amortization and other	360	3	-	16
Total expenses	1,110	845	727	1,130
Other income:				
Equity in earnings of ARCap	592	608	600	600
Net gain on repayment of debt securities	614	-	-	-
Total other income	1,206	608	600	600
Net income	$ 2,139	$ 2,458	$ 2,588	$ 2,475
Net income per share (basic and diluted)	$ 0.43	$ 0.39	$ 0.41	$ 0.39
Weighted average shares outstanding				
Basic	4,960,852	6,363,630	6,363,630	6,363,630
Diluted	4,960,852	6,363,630	6,363,630	6,363,630

Note 15 - Commitments and Contingencies

Upon taking possession of the real estate collateral supporting the Concord at Gulfgate loan, the Company has been named in a lawsuit filed by the limited partners of partnership that owned the property. Subsequently, the Company has filed a countersuit against the limited partners seeking to recover unpaid taxes and misappropriated property receipts. The Company is currently unable to determine the possible outcome of the litigation, but does not believe it will have a material impact on the consolidated financial statements.

In the first quarter of 2003, the Company discontinued its loan program with Fannie Mae, under which Fannie Mae had agreed to fully fund the origination of $250 million of Delegated Underwriter and Servicer loans ("DUS") for apartment properties that qualify for low income housing tax credits ("LIHTC") under Section 42 of the Internal Revenue Code. Under the loan program, the Company originated and contracted for individual loans of up to $6 million each. The Company guaranteed a first loss position of the aggregate principal amount of these loans and also guaranteed construction loans for which it had issued a forward commitment to originate under this program. Accordingly, the Company wrote off approximately $358,000 of unamortized deferred costs relating to this program, which is included in other expenses on the consolidated statement of income.

In September 2003, the Company entered into a letter of agreement with PW Funding Inc. ("PWF"), a subsidiary of CharterMac, each of which are affiliates of the Advisor, under which the Company transferred and assigned all of its rights and obligations to the two loans it originated under this program to PWF. There was no payment made or received by the Company in connection with this transfer. CharterMac has agreed to guarantee PWF's performance with regard to this program, which in turn, allowed for the release of approximately $8.3 million in collateral pledged by the Company to secure its obligations under the loan program. In turn, the Company indemnified PWF against any losses to Fannie Mae on the loans and indemnified CharterMac against any obligation under its guaranty. The maximum aggregate exposure to the Company under the agreement is approximately $7.5 million. However, the Company believes that it will not be called upon to fund any of these guarantees and, accordingly, that the fair value of the guarantees is insignificant.

Standby and Forward Loan and GNMA Commitments

The Company has issued the following standby and forward bridge and permanent loan commitments for the purpose of constructing/rehabilitating certain multifamily apartment complexes in various locations.

(Dollars in thousands)

Standby and Forward Bridge Loan Commitments

Issue Date	Project	Location	No. of Apt. Units	Maximum Amount of Commitments Less than 1 Year	Maximum Amount of Commitments 1-3 Years
Jan-02	Parwood	Long Beach, CA	528	$ 567 (1)	$ --
Feb-03	Noble Towers	Oakland, CA	195	--	3,719 (2)
Aug-03	Oaks of Baytown	Baytown, TX	248	1,488	--
Nov-03	Georgia King	Newark, NJ	422	5	--
Dec-03	Reserve at Thornton	Thornton, CO	216	690	--
Total Standby and Forward Bridge Loan Commitments			1,609	$ 2,750	$ 3,719

Standby and Forward Mezzanine Loan Commitments

Issue Date	Project	Location	No. of Apt. Units	Maximum Amount of Commitments Less than 1 Year	Maximum Amount of Commitments 1-3 Years
Apr-03	Villas at Highpoint	Lewisville, TX	304	$ 26 (3)	$ --
Apr-03	Villas at Highpoint	Lewisville, TX	--	--	693
Total Standby and Forward Mezzanine Loan Commitments			304	$ 26	$ 693

Forward GNMA Commitments

Date Purchased	Project	Location	Maximum Amount of Commitments Less than 1 Year	Maximum Amount of Commitments 1-3 Years
May-02	Ellington Plaza	Washington, DC	$10,255 (3)	$ --
Total Forward GNMA Commitments			$10,255	--
Total Standby and Forward Loan and GNMA Commitments			$13,031	$ 4,412

(1) Funding has already begun. Remaining amount of commitment is not expected to be funded.

(2) Fundings will be on an as needed basis to complete rehabilitation of the property.

(3) Funding has already begun. Amount represents remaining commitment expected to be funded.

Stabilization Loan Guarantees

During 2002, the Company guaranteed the following loans in relation to the construction of affordable multifamily apartment complexes in various locations. The stabilization loan guarantees will provide credit support for the properties after construction completion, up until the date in which permanent financing takes place.

During October 2002, the Company entered into an agreement with Wachovia Bank, National Association ("Wachovia") to provide stabilization guarantees for new construction of multifamily properties under the LIHTC program. Wachovia already provides construction and stabilization guarantees to Fannie Mae, for loans Wachovia originates under the Fannie Mae LIHTC forward commitment loan program, but only for loans within regions of the country Wachovia has designated to be within its territory. For loans outside Wachovia's territory, the Company has agreed to issue a stabilization guarantee, for the benefit of Wachovia. The Company is guarantying that properties which have completed construction will stabilize and the associated construction loans will convert to permanent Fannie Mae loans. The Company receives origination and guarantee fees from the developers for pro-viding the guarantees. If the properties do not stabilize with enough net operating income for Fannie Mae to fully fund its commitment for a permanent loan, AMAC may be required to purchase the construction loan from Wachovia or to fund the difference between the construction loan amount and the reduced Fannie Mae permanent loan amount.

(Dollars in thousands)

				Maximum Amount of Guarantee			
Date Closed	Project	Location	No. of Units	Less than 1 Year	1-3 Years	Loan Administration Fee(1) (annual percentage)	Stabilization Guarantee Fee (2)
Jul-02	Clark's Crossing	Laredo, TX	160	$ 4,790	$ --	0.500%	0.625%
Sep-02	Creekside Apts.	Colorado Springs, CO	144	7,500	--	0.375%	--
Oct-02	Village at Meadowbend (3)	Temple, TX	138	--	3,675	0.500%	0.750%
Nov-02	Mapleview Apartments (3)	Saginaw, MI	104	--	3,240	0.625%	0.247%
Total Stabilization Loan Guarantees			546	$12,290	$ 6,915	--	--

(1) Loan Administration Fee is paid on a quarterly basis during the guarantee period.

(2) Stabilization Guarantee Fee is an up-front fee – paid at closing and amortized over the guarantee period.

(3) Guarantee was made under Wachovia Bank, National Association Guarantee Agreement.

For each of these guarantees, and for the guarantees issued under the Fannie Mae program discussed in the first paragraph of this Note 14, the Company monitors the status of the underlying properties and evaluates its exposure under the guarantees. To date, the Company has concluded that no accrual for probable losses is required under SFAS 5.

Independent Auditors' Report



To the Board of Trustees
and Shareholders of
American Mortgage Acceptance Company
New York, New York

We have audited the accompanying consolidated balance sheets of American Mortgage Acceptance Company and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Mortgage Acceptance Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York

March 15, 2004

Overview

The Company is a real estate investment trust specializing in multi-family housing finance. The Company originates and acquires mezzanine loans, bridge loans, and government-insured first mortgages secured by multi-family housing properties throughout the United States. The Company seeks to increase the return on its asset base by investing in higher yielding assets while balancing risk by maintaining a portion of its investments in government-insured or agency-guaranteed loans.

The Company primarily generates revenue from the collection of interest income from mezzanine loans, bridge loans, and debt securities. The Company also earns fees on standby loan commitments and stabilization guarantees that it makes.

The Company is managed by an affiliate of CharterMac, who provides services including, among other things, acquisition, financial, accounting, tax, capital markets, asset monitoring, portfolio management, investor relations, and public relation services. A significant amount of the expenditures made by the Company are in the form of fees paid to the Advisor for these services rendered. The Company also incurs costs relating to interest expense on debt.

Results of Operations

2003 was a challenging year for the Company as several of its loans went into default and the Company took aggressive steps to protect its investments. In certain instances this required the Company to invest additional capital to acquire senior mortgage positions and subsequently foreclose its position to acquire the real estate securing the loans. While the Company believes that to date it has been successful in protecting its investments and over time it will recover all its invested capital, some of the steps taken resulted in capital being invested at returns lower than the Company's targeted returns for a period of time. This, combined with the lost interest due to defaulted loans, is the primary driver of the decrease in the Company's net income per share from 2002 to 2003.

As a result of the foreclosures, the Company now has a significant amount of real estate owned on its balance sheet. The Company is focused on increasing the occupancy level and operating income of the properties to projected stabilization levels. As property level operations improve, the Company will seek to sell or refinance the properties with third parties such that the Company can redeploy the capital invested in higher yielding investments.

Comparison of Years Ended December 31, 2003 and 2002

Interest income from debt securities increased approximately $2,996,000 for the year ended December 31, 2003, as compared to 2002, primarily due to the purchase of an additional three GNMA certificates in the latter part of 2002 (approximately $1,907,000) and the purchase of fifteen FNMA DUS certificates during 2003 at an average interest rate yield of 5.49% (approximately $1,150,000).

Interest income from mortgage loans increased approximately $547,000 for the year ended December 31, 2003, as compared to 2002, primarily due to the additional interest and prepayment penalties received (approximately $330,000), as well as the recognition of deferred loan origination fees from the repayment of the Stonybrook II first mortgage and mezzanine loans in 2003 (approximately $113,000).

Interest income from notes receivable increased approximately $896,000 for the year ended December 31, 2003, as compared to 2002, due to the initial funding of ten notes receivable during 2003 (approximately $1,404,000), partially offset by the default of required debt service payments from the Concord at Gessner, Concord at Little York, and Concord at Gulfgate notes (approximately $680,000).

Interest income from revenue bonds in the approximate amount of $151,000, relating to the purchase of nine taxable revenue bonds in October 2003, was recorded for the year ended December 31, 2003. The nine taxable revenue bonds carry a weighted average interest rate of 8.69%.

Other income increased approximately $457,000 for the year ended December 31, 2003, as compared to 2002, primarily due to the increase in net operating income picked up from the operations of foreclosed property.

General and administrative increased approximately $232,000 for the year ended December 31, 2003, as compared to 2002 primarily due to increased legal fees on foreclosed properties (approximately $107,000) and an increase in excise taxes paid by the company due to untimely dividend distributions (approximately $99,000).

Interest expense increased approximately $1,320,000 for the year ended December 31, 2003, as compared to 2002, due to the increased borrowings on the Fleet Warehouse Facility and additional borrowings under the repurchase facility (approximately $755,000), as well as the addition of an interest rate swap agreement (approximately $537,000), put into place in March 2003 to mitigate the impact of interest rate fluctuations on the Company's cash flows and earnings.

Fees to Advisor increased approximately $292,000 for the year ended December 31, 2003, as compared to 2002, primarily due to an increase in asset management fees payable to the Advisor due to an increase in the assets (approximately $265,000) and an increase in the overhead reimbursement paid by the Company to the Advisor (approximately $272,000), offset by a decrease in incentive management fees paid to the Advisor (approximately $235,000).

A loss on the repayment of debt securities in the amount of approximately $391,000, relating to the write-off of a purchase premium due to the repayment of one GNMA certificate and a gain of approximately $18,000 for the sale of Concord at Gessner vacant lot, were recorded for the year ended December 31, 2003. During

2002, the Company had a gain of approximately $614,000, resulting from the sale of one GNMA certificate.

Comparison of Years Ended December 31, 2002 and 2001

Interest income from mortgage loans decreased approximately $723,000 for the year ended December 31, 2002, as compared to 2001, primarily due to the sale of the Columbiana mortgage during 2001 (approximately $602,000) offset by additional construction period interest received from the Club at Brazos and Northbrooke (approximately $320,000). The decrease can also be attributed to the conversion of the Hollows, Elmhurst Village and Autumn Creek mortgages to GNMA certificates (approximately $712,000); the interest income on these assets was included in interest income from mortgage loans prior to conversion and in interest income from GNMA certificates after the conversion. Conversely, interest income from GNMA certificates increased approximately $3.5 million for the year ended December 31, 2002 as compared to 2001 primarily due to the conversion of these three mortgage loans to GNMA certificates (approximately $1,215,000) and the purchase of an additional six GNMA certificates in 2002 (approximately $2,288,000) offset by the loss of interest income from the Hollows GNMA certificate (approximately $216,000) which was sold in March of 2002. The increase in interest income from GNMA certificates and the decrease in interest income from mortgage loans were, in part, a result of the interest income earned by these loans converted to GNMA certificates subsequent to the conversion. No gains or losses resulted from the conversion.

Interest income from notes receivable increased approximately $1,819,000, for the year ended December 31, 2002, as compared to 2001, primarily due to the addition of nine notes receivable during 2001 and 2002.

Other income increased approximately $212,000, for the year ended December 31, 2002, as compared to 2001, primarily due to the collection of loan extension fees from Autumn Creek during 2002.

Interest expense decreased approximately $178,000, for the year ended December 31, 2002, as compared to 2001, primarily due to the net effect of lower interest rates on repurchase facility borrowings and increased leverage.

General and administrative expenses increased approximately $24,000, for the year ended December 31, 2002, as compared to 2001, primarily due to an increase in accounting fees and legal expenses (approximately $102,000) offset by a decrease in unused Nomura Asset Capital Corporation fees and amortization (approximately $76,000).

Fees to Advisor increased approximately $927,000, for the year ended December 31, 2002, as compared to 2001, due to an increase in the Company's assets and an increase in the reimbursements of certain administrative and other costs incurred by the Advisor on behalf of the Company. The Company also paid to the Advisor an incentive management fee of approximately $235,000 for 2002; no such fee was paid in 2001.

Amortization and other expenses increased by approximately $379,000, for the year ended December 31, 2002, as compared to 2001, primarily due to the fact that during the year ended December 31, 2002, the Company recognized approximately $358,000 in Fannie Mae loan program expenses associated with the write-off of the unamortized deferred costs related to this program, which is being discontinued. The Company has not recognized significant fee income from this program. Except for the write-off of the program costs, this program has not, and its discontinuance is not anticipated to have a significant impact on the Company's financial position or results of operation.

A gain on the sale or repayment of GNMAs and mortgage loans increased approximately $865,000, for the year ended December 31, 2002 as compared to 2001, due to the sale of the Hollows GNMA in March of 2002 (approximately $614,000) and the repayment of the Columbiana loans in 2001 (approximately $251,000). Although the Company intends to hold its GNMA certificates until maturity, it elected "available for sale" designation under SFAS 115 to give it the flexibility to liquidate those assets if business conditions require. The Company decided to sell the Hollows GNMA when it received an unsolicited offer at an extremely favorable price.

Acquisitions

During the year ended December 31, 2003, the Company made the following investments:
(Dollars in thousands)

Acquisitions for the Year Ended December 31, 2003

Property Name	Closing Date	Loan/Note Amount [1]	Interest Rate	Maturity Date
Mortgage Loans				
Desert View	4/4/03	$ 1,011	11.00%	5/31/04
Total Mortgage Loans		$ 1,011	11.00%	
Mezzanine Loans				
Villas at Highpoint	4/22/03	$ 2,600	14.57%	4/22/33
Villas at Highpoint	4/22/03	693	23.76%	4/22/33
Total Mezzanine Loans		$ 3,293	16.50% [4]	
Bridge Loans/Notes Receivable				
Noble Towers	2/19/03	$ 7,300	12.00%	7/31/05
Clark's Crossing	3/6/03	1,649	12.00%	4/1/04
Concord at Gessner [2]	3/11/03	1,700	12.00%	N/A
Desert View	4/1/03	20	11.00%	5/31/04
Valley View	5/1/03	400	12.00%	7/1/04
Related Capital Guaranteed Corporate Partners II [3]	10/15/03	1,300	N/A	N/A
Georgia King Village	11/3/03	1,500	11.50%	5/3/04
Reserve at Thornton	12/1/03	950	11.00%	8/1/06
Concord at Gessner – Land Parcel	12/29/03	188	8.00%	12/29/08
Total Bridge Loans/Notes Receivable		$15,007	11.82% [4]	
Variable Rate Bridge Loans				
Baywoods	3/7/03	$10,990	LIBOR + 4.00%	3/7/05
Oaks of Baytown	8/28/03	3,826	LIBOR + 4.50%	8/28/05
Quay Point	8/28/03	1,223	LIBOR + 3.60%	8/28/05
Total Variable Rate Bridge Loans		$16,039	LIBOR + 4.09% [4]	

(Dollars in thousands)

Acquisitions for the Year Ended December 31, 2003 (Continued)

Property Name	Closing Date	Face Amount	Purchase Price	Interest Rate	Maturity Date
FNMA DUS Certificates					
Cambridge	4/11/03	$ 3,600	$ 3,699	5.56%	3/1/33
Bay Forest	4/21/03	3,771	4,347	7.43%	10/1/28
Coventry Place	5/9/03	719	797	6.48%	3/1/32
Rancho De Cieto	5/13/03	2,329	2,633	6.33%	9/1/17
Elmwood Gardens	5/15/03	5,500	5,584	5.35%	5/1/33
30 West Apartments	5/27/03	1,226	1,379	6.08%	10/1/16
Jackson Park	5/30/03	2,750	2,795	5.15%	6/1/18
Courtwood	6/26/03	1,750	1,777	4.69%	6/1/33
Buena	6/30/03	3,000	3,075	4.83%	6/1/33
Sultana	6/30/03	4,120	4,132	4.65%	6/1/23
Village West	6/30/03	779	792	4.91%	6/1/21
Allegro	6/30/03	2,567	2,587	5.38%	7/1/33
Edgewood	9/15/03	2,454	2,365	5.37%	9/1/33
Euclid	9/15/03	2,485	2,381	5.31%	8/1/33
Westwood/Monterey	9/15/03	2,910	2,731	5.09%	8/1/33
Total FNMA DUS Certificates		$39,960	$41,074	5.48% (4)	
Taxable Revenue Bonds					
Clearwood Villas	10/10/03	$ 125	$ 124	9.00%	1/1/06
Colonial Park	10/10/03	375	371	8.75%	3/1/12
Johnston Mill	10/10/03	500	495	8.00%	9/1/12
Lake Park	10/10/03	302	299	9.00%	9/15/35
Magnolia Arbors	10/10/03	1,000	990	8.95%	7/1/18
Meridian	10/10/03	375	371	8.75%	12/1/13
Oaks at Brandlewood	10/10/03	1,200	1,188	8.75%	3/1/17
Ocean Ridge	10/10/03	2,325	2,302	8.75%	9/1/23
Pleasant Valley Villas	10/10/03	1,470	1,456	8.50%	9/1/42
Total Taxable Revenue Bonds		$ 7,672	$ 7,596	8.69% (4)	

(1) Amount represents total funding commitment.
(2) This loan balance was reclassified to real estate owned in May 2003.
(3) This loan balance was fully repaid October 31, 2003.
(4) Weighted average interest rate.

Liquidity and Capital Resources

During 2003, the Company had three bridge loans and two mezzanine loans on which required debt service payments were not received, causing the notes to be in default. In all five of these instances, the Company has foreclosed on the property securing the note receivable and taken possession of the property. The Company goes through an extensive underwriting process prior to making its investments, and the Company believes that these recent events of default are part of the risks and nature of making certain types of mezzanine investments. While the Company is working to preserve its invested capital, the defaults have had a negative impact on the Company's cash flows in the short term, as required interest payments on the notes have not been received. Through recent independent appraisals on each of the properties, the Company believes that it will be able to liquidate each of the properties at amounts greater than that of their carrying amounts. The Company sold three of the properties in 2003 and is currently managing the other two properties in an attempt to stabilize the properties for future marketing attempts.

During the year ended December 31, 2003, cash and cash equivalents decreased approximately $8,376,000 primarily due to funding of notes receivable of approximately $23,906,000, purchase of mortgage loans of approximately $46,627,000, investments in debt securities of approximately $62,290,000, funding of first mortgage loans of approximately $3,866,000, and repayments of repurchase facility payable of approximately $54,169,000, partially offset by repayments of mortgage loans of approximately $9,463,000, proceeds from repurchase facility payable of approximately $115,818,000, proceeds from the issuance of common shares of approximately $27,455,000, proceeds from the warehouse facility payable of approximately $26,147,000, principal repayments of debt securities of approximately $8,539,000 and a repayment of a notes receivable of approximately $5,746,000.

The Company finances the acquisition of its assets primarily through borrowing at short-term rates using demand repurchase agreements and the mortgage warehouse line of credit (see below). Under the Company's declaration of trust, the Company may incur permanent indebtedness of up to 50% of total market value calculated at the time the debt is incurred. Permanent indebtedness and working capital indebtedness may not, in the aggregate, exceed 100% of the Company's total market value.

On April 23, 2003, the Company completed a public offering of 1,955,000 common shares, at a price of $15.00 per share, resulting in proceeds, net of underwriters discount and expenses, of approximately $27.5 million. The net proceeds from the public offering were used to fund investments.

The Company has the capacity to raise an additional approximate amount of $170 million in either common or preferred shares remaining under a shelf registration statement filed with the Securities and Exchange Commission during 2002. If market conditions warrant, the Company may seek to raise additional funds up to this amount for investment through further common and/or preferred offerings in the future, although the timing and amount of such offerings cannot be determined at this time.

Effective February 15, 2000, the Company entered into a repurchase facility with Nomura Securities International Inc. ("Nomura"). This facility enables the Company to borrow up to 97% of the fair market value of GNMA and FNMA DUS certificates owned by the Company, which are pledged as collateral for the borrowings. Interest on borrowings are at 30-day LIBOR plus 0.02%. As of December 31, 2003 and December 31, 2002, the amount outstanding under this facility was approximately $149.5 and $87.9 million, respectively, and weighted average interest rates were 1.56% and 1.47%, respectively. All borrowings under this facility typically have 30-day settlement terms.

In January 2004, Nomura notified the Company that it intended to terminate the repurchase facility. Nomura agreed to allow the Company time to find a replacement repurchase facility, while reducing the amount the Company could borrow under the existing facility to 93% of the fair market value of the collateral certificates. In February 2004, the Company executed repurchase agreements with three counterparties, Greenwich Capital, Bear Stearns, and RBC Capital Markets, which provides the Company with the capacity to completely terminate the facility with Nomura. Terms of the three newly executed agreements offer advance rates between 94% and 97% and borrowing rates between the LIBOR plus 2 basis points and LIBOR plus 10 basis points. In the first week of March 2004, the Company executed multiple transactions whereby the repurchase transactions outstanding with Nomura were transferred to the three new trading partners.

Of the Company's portfolio of debt securities, 13 are in an unrealized loss position, totaling approximately $1,313,000, at December 31, 2003. All of these securities have been in an unrealized position for less than one year. These unrealized losses are as a result of increases in interest rates subsequent to the acquisition of these securities. All of the debt securities are performing according to their terms. Accordingly, the Company has concluded that these impairments are not other than temporary.

In October 2002, the Company entered into the Fleet Warehouse Facility with Fleet National Bank in the amount of $40 million. Advances under the warehouse facility, up to 83% of the total loan package, will be used to fund notes receivable, which the Company will make to its customers for the acquisition/refinancing and minor renovation of existing, lender-approved multifamily properties located in stable sub-markets. The warehouse facility, which matures April 2006, bears interest at a rate of 30, 60, 90 or 180-day LIBOR + 200 basis points, at the discretion of the Company, payable monthly on advances. Principal is due upon the earlier of refinance or sale of the underlying property or upon maturity. The Company pays a fee of 12.5 basis points, paid quarterly, on any unused portion of the facility. From time to time, the Company will use this facility to finance real estate owned. As of December 31, 2003 and December 31, 2002, the Company had approximately $34.9 million and $8.8 million, respectively, in loans outstanding under this program.

In order to qualify as a REIT under the Code, as amended, the Company must, among other things, distribute at least 90% of its taxable income. The Company believes that it is in compliance with the REIT-related provisions of the Code.

The Company expects that cash generated from the Company's investments, as well as cash generated from additional borrowings from the new repurchase facilities and Fleet Warehouse Facility, will meet its needs for short-term liquidity, and will be sufficient to pay all of the Company's expenses and to make distributions to its shareholders in amounts sufficient to retain the Company's REIT status in the foreseeable future.

In February 2004, a distribution of $3,335,272 ($.40 per share), which was declared in December 2003, was paid to the shareholders for the quarter ended December 31, 2003.

Management is not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way.

Critical Accounting Policies

In preparing the consolidated financial statements, management must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Some of these estimates and assumptions require application of difficult, subjective, complex judgment, often about the effect of matters that are uncertain and that may change in later periods. Set forth below is a summary of the accounting policies that management believes involve the most significant estimates and assumptions.

The Company's portfolio of mortgage loans and notes is periodically evaluated for possible impairment to establish appropriate loan loss reserves, if necessary. The Company's Advisor has a credit review committee which meets each month. This committee reviews the status of each of the Company's loans and notes, and maintains a "watch list" of loans (including loans for which the Company has issued guarantees) for which the underlying property may be experiencing construction cost overruns, delays in construction completion, occupancy shortfalls, lower than expected debt service coverage ratios, or other matters which might cause the borrower to be unable to make the interest and principal payments as scheduled in the loan agreement. If a loan is experiencing difficulties, members of this credit committee work with the borrower to try to resolve the issues, which could include extending the loan term, making additional advances, or reducing required payments. If, in the judgment of Company management, it is determined that it is probable that the Company will not receive all contractually required payments when they are due, the loan or note would be deemed impaired, and a loan loss reserve established. As of December 31, 2003, management has determined that no loan loss reserve is necessary.

The Company's GNMA and FNMA DUS certificates are carried at estimated fair values. Changes in these valuations do not impact the Company's income or cash flows, but affect shareholders' equity. GNMA and FNMA DUS certificates are relatively liquid investments. The Company uses third party quoted market prices as its primary source of valuation information.

The Company's mezzanine investments of approximately $11.1 million at December 31, 2003 bear interest at fixed or variable rates, but some also include provisions that allow the Company to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. At the inception of each such investment, Company management must determine whether such investment should be accounted for as a loan, joint venture or as real estate, using the guidance contained in the Third Notice to Practitioners issued by the AICPA. Although the accounting methodology does not affect the Company's cash flows from these investments, this determination affects the balance sheet classification of the investments as well as the classification, timing and amounts of reported earnings.

Accounting for the investment as real estate is required if the Company expects that the amount of profit, whether called interest or another name, such as an equity kicker, that it expects to receive above a reasonable amount of interest and fees, is over 50 percent of the property's total expected residual profit. If a mezzanine investment were to be accounted for as an investment in real estate, the Company's balance sheet would show the underlying property and its related senior debt (if such debt were not also held by the Company), and the income statement would include the property's rental revenues, operating expenses and depreciation.

If the Company expects that it will receive less than 50 percent of the property's residual profit, then loan or joint venture accounting is applied. Loan accounting is appropriate if the borrower has a substantial equity investment in the property, if the Company has recourse to substantial assets of the borrower, if the property is generating sufficient cash flow to service normal loan amortization, or if certain other conditions are met. Under loan accounting, the Company recognizes interest income as earned and additional interest from participations as received. Joint venture accounting would require that the Company only record its share of the net income from the underlying property.

The Company's management must exercise judgment in making the required accounting determinations. For each mezzanine arrangement, the Company projects total cash flows over the loan's term and the Company's share in those cash flows, and considers the borrower's equity, the contractual cap, if any, on total yield to the Company over the term of the loan, market yields on comparable loans, borrower guarantees, and other factors in making its assessment of the proper accounting. To date, the Company has determined that all mezzanine investments are properly accounted for as loans.

During 2003, the Company guaranteed certain loans related to the construction of affordable multifamily apartment complexes in various locations. The loan guarantees provide credit support for the properties after construction completion, up until the date in which permanent financing takes place. For each guarantee, the Company monitors the status of the underlying properties and evaluates its exposure under the guarantees. To date, the Company has concluded that no accrual for probable losses is required under SFAS 5.

During 2003, the Company entered into a five-year interest rate swap, which is accounted for under SFAS No. 133,

"Accounting for Derivative Instruments and Hedging Activities". At the inception, the Company designated this interest rate swap as a cash flow hedge on the variable interest payments on its floating rate financing. Accordingly, the interest rate swap is recorded at fair market value each accounting period, with changes in market value being recorded in other comprehensive income to the extent the hedge is effective in achieving offsetting cash flows. This hedge has been highly effective, so there has been no ineffectiveness included in earnings. Net amounts receivable or payable under the swap agreements are recorded as adjustments to interest expense.

During 2003, the Company exercised its rights under subordinated promissory notes and other documents to take possession of certain real estate collateral. The Company has also purchased the first mortgage loans on the properties and acquired the real estate at foreclosure auctions. When a loan is in the process of foreclosure, it is the Company's policy to reclassify the balance of the loan into real estate owned at the lower of fair value of the real estate, less estimated disposal costs or the carrying amount of the loan, and to cease accrual of interest. The Company obtains independent appraisals of all foreclosed real estate to assist management in evaluating property values. To date, no losses have been recorded upon foreclosure.

During 2003, in accordance with the Incentive Share Option Plan, the Company's Compensation Committee granted 190,000 options to employees of Related. The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its share options issued to non-employees. Accordingly, compensation cost is accrued based on the estimated fair value of the options issued, and amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to the Company until the vesting date, the Company estimates the fair value of the non-employee options at each period-end up to the vesting date, and adjusts expensed amounts accordingly. The fair value of each option grant is estimated using the Black-Scholes option-pricing model.

Commitments and Contingencies

In the first quarter of 2003, the Company discontinued its loan program with Fannie Mae, under which Fannie Mae had agreed to fully fund the origination of $250 million of Delegated Underwriter and Servicer loans ("DUS") for apartment properties that qualify for low income housing tax credits ("LIHTC") under Section 42 of the Internal Revenue Code. Under the loan program, the Company originated and contracted for individual loans of up to $6 million each. The Company guaranteed a first loss position of the aggregate principal amount of these loans and also guaranteed construction loans for which it had issued a forward commitment to originate under this program. Accordingly, the Company wrote off approximately $358,000 of unamortized deferred costs relating to this program, which is included in other expenses on the consolidated statement of income.

In September 2003, the Company entered into a letter of agreement with PW Funding Inc. ("PWF"), a subsidiary of CharterMac, each of which are affiliates of the Advisor, under which the Company transferred and assigned all of its rights and obligations to the two loans it originated under this program to PWF. There was no payment made or received by the Company in connection with this transfer. CharterMac has agreed to guarantee PWF's performance with regard to this program, which in turn, allowed for the release of approximately $8.3 million in collateral pledged by the Company to secure its obligations under the loan program. In turn, the Company indemnified PWF against any losses to Fannie Mae on the loans and indemnified CharterMac against any obligation under its guaranty. The maximum aggregate exposure to the Company under this agreement is approximately $7.5 million. However, the Company believes that it will not be called upon to fund any of these guarantees and, accordingly, that the fair value of the guarantees is insignificant.

Off-Balance Sheet Arrangements

The Company has no unconsolidated subsidiaries, special purpose off-balance sheet financing entities, or other off-balance sheet arrangements.

■ Contractual Obligations

In conducting business, the Company enters into various contractual obligations. Detail of these obligations, including expected settlement periods, is contained below.

Payments Due by Period
(Dollars in thousands)

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Debt:					
Lines of credit:					
Repurchase facility	$149,529	$149,529	$ -	$ -	$ -
Fleet warehouse facility	34,935	23,853	11,082	-	-
Mortgage loan	15,993	-	-	-	15,993 (1)
Contingent liabilities:					
Standby and forward bridge loan commitments	6,469	2,750	3,719	-	-
Standby and forward mezzanine loan commitments	719	26	693	-	-
Forward GNMA commitments	10,255	10,255	-	-	-
Stabilization loan guarantees	19,205	12,290	6,915	-	-
Total	$237,105	$198,703	$ 22,409	$ -	$ 15,993

(1) *Represents contractual maturity of mortgage loan on real estate owned. However, it is the Company's intention to find a buyer who will assume this obligation in the near term.*

■ Distributions

Of the total distributions of $12,551,268 and $9,624,992 for the years ended December 31, 2003 and 2002, respectively, $666,885 ($.08 per share or 5.31%) represented a return of capital for the year ended December 31, 2003, determined in accordance with generally accepted accounting principles. There was no return of capital for the year ended December 31, 2002. As of December 31, 2003, the aggregate amount of the distributions made since the commencement of the initial public offering representing a return of capital, in accordance with generally accepted accounting principles, totaled $15,137,780. The portion of the distributions which constituted a return of capital was made in order to maintain level distributions to shareholders.

■ Recently Issued Accounting Standards

There are no new accounting pronouncements pending adoption that would have a significant impact on the Company's consolidated financial statements. The adoption of the following pronouncements during 2003 did not have a significant impact on the consolidated financial statements:

• FASB Statement No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections".

• FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities".

• FASB Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure provisions of this Interpretation are included in Note 14.

• FASB Statement SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123".

• FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") as amended and interpreted by FIN 46 (R).

• FASB Statement SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".

• FASB Statement SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".

Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions, which will, among other things, affect the availability and creditworthiness of prospective tenants, lease rents and the terms and availability of financing; adverse changes in the real estate markets including, among other things, competition with other companies; risks of real estate development and acquisition; governmental actions and initiatives; and environment/safety requirements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Inflation

Inflation did not have a material effect on the Company's results for the periods presented.

Quantitative and Qualitative Disclosures About Market Risk
Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which the investments of the Company are exposed is interest rate risk, which is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the control of the Company.

Interest Rate Risk
Interest rate fluctuations can adversely affect the Company's income and value of its common shares in many ways and present a variety of risks, including the risk of mismatch between asset yields and borrowing rates.

The Company's operating results will depend in large part on differences between the income from its assets (net of credit losses) and its borrowing costs. Most of the Company's assets generate fixed returns and have terms in excess of five years. The Company funds the origination and acquisition of a significant portion of these assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. In most cases, the income from assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence the Company's net income. The Company's borrowings under repurchase and warehouse agreements bear interest at rates that fluctuate with LIBOR.

Various financial vehicles exist which would allow Company management to mitigate the impact of interest rate fluctuations on the Company's cash flows and earnings. During March 2003, upon management's analysis of the interest rate environment and the costs and risks of such strategies, the Company entered into an interest rate swap in order to hedge against increases in the floating interest rate on its repurchase facility. On March 25, 2003, the Company entered into a five-year interest rate swap agreement with Fleet National Bank ("Fleet") whereby the Company has agreed to pay Fleet a fixed 3.48% on a notional amount of $30 million. In return, Fleet will pay the Company a floating rate equivalent to the 30-day LIBOR rate on the same notional amount. This effectively fixes $30 million of the Company's secured borrowings at 3.48%, protecting the Company in the event the 30-day LIBOR rate rises. A possible risk of such swap agreements is the possible inability of Fleet to meet the terms of the contracts with the Company; however, there is no current indication of such an inability.

Based on the $154.5 million unhedged portion of $184.5 million of borrowings outstanding under these facilities at December 31, 2003, a 1% change in LIBOR would impact the Company's annual net income and cash flows by approximately $1.6 million. However, due to the fact that the interest income from loans made under the Fleet Warehouse Facility are also based on LIBOR, a 1% increase in LIBOR would increase the Company's annual net income and cash flows from such loans by approximately $349,000. Increases in these rates will decrease the net income and market value of the Company's net assets. Interest rate fluctuations that result in interest expense exceeding interest income would result in operating losses.

The value of the Company's assets may be affected by prepayment rates on investments. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Company's control, and consequently, such prepayment rates cannot be predicted with certainty. When the Company originates mortgage loans, it expects that such mortgage loans will have a measure of protection from prepayment in the form of prepayment lock-out periods or prepayment penalties. However, such protection may not be available with respect to investments which the Company acquires, but does not originate. In periods of declining mortgage interest rates, prepayments on mortgages generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by the Company in assets yielding less than the yields on the investments that were prepaid.



In addition, the market value of mortgage investments may, because of the risk of prepayment, benefit less from declining interest rates than from other fixed-income securities. Conversely, in periods of rising interest rates, prepayments on mortgages generally decrease, in which case the Company would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios the Company may fail to recoup fully its cost of acquisition of certain investments.

Real Estate Risk

Multifamily and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event net operating income decreases, a borrower may have difficulty paying the Company's mortgage loan, which could result in losses to the Company. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the Company's mortgage loans, which could also cause the Company to suffer losses.

Risk in Owning Subordinated Interests

The Company has invested indirectly in subordinated CMBS through its ownership of a $20.2 million preferred membership interest in ARCap. Subordinated CMBS of the type in which ARCap invests include "first loss" and non-investment grade subordinated interests. A first loss security is the most subordinate class in a structure and accordingly is the first to bear the loss upon a default on restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Such classes are subject to special risks, including a greater risk of loss of principal and non-payment of interest than more senior, rated classes. The market values of subordinated interests in CMBS and other subordinated securities tend to be more sensitive to changes in economic conditions than more senior, rated classes. As a result of these and other factors, subordinated interests generally are not actively traded and may not provide holders with liquidity of investment. With respect to the Company's investment in ARCap, the ability to transfer the membership interest in ARCap is further limited by the terms of ARCap's operating agreement.

Participating Interest

In connection with the acquisition and origination of mortgages, the Company has, on occasion, obtained and may continue to obtain participating interests that may entitle it to payments based upon a development's cash flow, profits or any increase in the value of the development that would be realized upon a refinancing or sale of the development. Competition for participating interests is dependent to a large degree upon market conditions. Participating interests are more difficult to obtain when mortgage financing is available at relatively low interest rates. In the current interest rate environment, the Company may have greater difficulty obtaining participating interest. Participating interests are not government insured or guaranteed and are therefore subject to the general risks inherent in real estate investments. Therefore, even if the Company is successful in investing in mortgage investments which provide for participating interests, there can be no assurance that such interests will result in additional payments.

Repurchase Facility Collateral Risk

Repurchase agreements involve the risk that the market value of the securities sold by the Company may decline and that the Company will be required to post additional collateral, reduce the amount borrowed or suffer forced sales of the collateral. If forced sales were made at prices lower than the carrying value of the collateral, the Company would experience additional losses. If the Company is forced to liquidate these assets to repay borrowings, there can be no assurance that the Company will be able to maintain compliance with the REIT asset and source of income requirements.

Bridge and Mezzanine Loan Risk

The Company has originated and expects to continue to originate bridge and mezzanine loans. These types of mortgage loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan becoming unsecured as a result of foreclosure by the senior lender. The Company may not recover some or all of its investment in such loans. In addition, bridge loans and mezzanine loans may have higher loan to value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.

Company Information

Board of Trustees

Executive Officers of the Company

Stuart J. Boesky
Chief Executive Officer and President

Alan P. Hirmes
Chief Financial Officer and Interim Chief Operating Officer

Denise L. Kiley
Senior Vice President

Marc D. Schnitzer
Senior Vice President

Corporate Office

625 Madison Avenue
New York, NY 10022
(212) 588-1765

www.americanmortgageco.com

Auditors

Deloitte & Touche LLP

Counsel

Paul, Hastings, Janofsky & Walker LLP

Stock Listing

American Stock Exchange
Symbol: AMC

Transfer Agent

Equiserve Trust Company, NA
American Mortgage Acceptance Company
P.O. Box 43010
Providence, RI 02940-3010
(800) 730-6001
www.equiserve.com

Investor Relations

(800) 831-4826

10-K Filing

A copy of the Company's Annual Report Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to:
Investor Relations Department
at the Corporate Office

Annual Meeting

The Annual Meeting of Shareholders will be held on June 9, 2004, at 10:00 a.m. at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York.

Trading and Dividend Information

(In dollars)	Common Stock Market Price High	Common Stock Market Price Low	Dividends Declared
2003			
Fourth Quarter	16.97	15.40	0.40
Third Quarter	17.94	13.50	0.40
Second Quarter	17.99	14.93	0.40
First Quarter	16.06	13.60	0.40
2002			
Fourth Quarter	14.09	11.50	0.40
Third Quarter	13.60	10.05	0.375
Second Quarter	14.09	12.70	0.375
First Quarter	14.70	12.60	0.3625

As of March 12, 2004, there were 242 registered shareholders.



American Mortgage Acceptance Company
625 Madison Avenue, New York, NY 10022
800-831-4826
212-588-1765
www.americanmortgageco.com

4966-AR-03